Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fire Department Coffee, Inc.
811 W Riverside Blvd
Rockford, IL 61103
https://www.firedeptcoffee.com/

Up to $4,999,993.47 in Non-Voting Common Stock at $10.87
Minimum Target Amount: $9,989.53

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Fire Department Coffee, Inc.
Address: 811 W Riverside Blvd, Rockford, IL 61103
State of Incorporation: IL
Date Incorporated: January 13, 2013

Terms:

Equity

Offering Minimum: $9,989.53 | 919 shares of Non-Voting Common Stock
Offering Maximum: $4,999,993.47 | 459,981 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $10.87
Minimum Investment Amount (per investor): $489.15

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Incentives

Super Early Bird: Receive 10% bonus shares if invested within the first 24 hours of launch

Early Bird: Receive 5% bonus shares if invested within the first 48 hours of launch

First Week: Receive 3% bonus shares if invested within the first week of launch

Volume-Based Incentives

Tier 1 $1000+

FDC Mug

20% discount for 1 year

Tier 2 $2,500+

FDC Mug + T-Shirt

20% discount for 1 year

First month free coffee subscription (up to $50 value; must be redeemed within 60 days)

Tier 3 $5,000+

3% bonus shares

FDC Mug + Hoodie

First month free coffee subscription (Up to $100 value; must be redeemed within 60 days)

20% discount for 1 year

Tier 4 $10,000+ (US Investors Only)

5% bonus shares

FDC Mug+ T-shirt + Hoodie

First month free coffee subscription (Up to $100 value; must be redeemed within 60 days)

20% discount for 1 year

Tier 5 $25,500+ (US Investors Only)

7% bonus shares

Receive all non-bonus share/discount perks listed above, plus:

Private tour of FDC facilities in Rockford, IL, following a dinner

Personalized video message from Jason Patton

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Fire Dept Coffee Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,087. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Fire Department Coffee, Inc. ("Fire Dept. Coffee" or the "Company") is a veteran and firefighter owned company dedicated to providing great-tasting coffee roasted in the U.S.A.

Inspired by coffee's vital role in helping firefighters stay alert and energized through long shifts, Fire Dept. Coffee was founded in 2016. Founder and CEO Luke Schneider is a retired firefighter/paramedic and a U.S. Navy veteran who teamed up with firefighter/paramedic Jason Patton, who is also a full-time firefighter and SVP for Fire Department Coffee.

Along with providing a growing selection of incredible coffee, including our proprietary Spirit Infused Coffee since 2016, Fire Department Coffee also supports our communities and fellow firefighters through the Fire Department Coffee Charitable Foundation by giving back to those who have become sick or injured while on the job as well as providing disaster relief via our Rosenbauer America Fire Department Coffee Fire Truck, Rescue 1.

Business Model

Our business model is to build the Fire Department Coffee brand through our online and social media presence as a coffee brand known for its quality, service, innovation, and supporting our communities and fellow firefighters in need. Our growth has been multi channel with a focus on ecommerce, food, club, and mass

We sell ground and whole bean coffee, coffee pods, instant coffee, and merchandise.

Corporate Structure

Fire Department Coffee, Inc. was initially organized as PI Coffee Roasters, Inc., an Illinois corporation, on January 13, 2015, and on November 8, 2018, changed its name to Fire Department Coffee, Inc.

Intellectual Property Ownership

Fire Department Coffee, Inc. directly owns nineteen (19) trademarks.

Competitors and Industry

Competitors

Our direct competitors in shelf stable coffee and hot cocoa, include Black Rifle Coffee Company ($162.2M, +19.5%), Death Wish Coffee ($78.3M, -2.5%), Stumptown Coffee Roasters ($41.9M, +10.7%), Blue Bottle Coffee ($13.4M, +49.7%), La

Colombe ($3.1M, +50.1%) , Happy Coffee ($2.8M, +5779%) and Free Rein Coffee Co ($1.9M, new entrant). Fire Department Coffee has positioned itself amongst premium coffee brands yet stands apart from these competitors with a unique business model of being run by firefighters, veterans, and coffee experts.

According to the latest IRI data, FDC has shown remarkable growth at +194.3% over the last 52 weeks, reaching $7.6M in sales. This places us among the top 5 fastest-growing brands in the bean/ground coffee category.

In addition, Fire Department Coffee has a give-back ethos to continuously support first responders and firefighters through its FDC Foundation. Fire Department Coffee is more than a coffee company. It's a brand with strong values supporting a family-friendly and active lifestyle.

Industry

The US coffee market is projected to reach approximately $73.98 billion in 2025, growing at a CAGR of +6.9% through 2027. The coffee market size is expected to see strong growth in the next few years. It will grow to $96.48 billion in 2029 at a compound annual growth rate (CAGR) of 6.9%. Fire Department Coffee is well-positioned to capitalize on this with our premium coffee in varied forms.

Key industry trends driving growth include customization and DIY trends, collaborations and limited edition offerings, health and wellness focus, packaging innovations for convenience, global exploration of coffee origins and on-the-go lifestyles.

Current Stage and Roadmap

Current Stage

We are currently in 8,639 stores and expect to be in over 10,000 stores by the end of the year. Fire Department Coffee is currently available nationally at Walmart, Albertsons, and select regional chains, with plans to expand distribution to additional chains.

Our recent IRI data shows strong growth in several key retailers: Meijer (+456%), AHOLD (+251%), Save Mart (+173%), Kroger (+72%). These stores are helping us grow outside the Mass and ecommerce.

Future Roadmap

While we continue to expand our footprint, our primary focus is optimizing performance within our existing retail partnerships, particularly with key partners like Walmart, Albertsons, Kroger, Meijer and AHOLD. We are taking a deliberate approach to maximize promotional effectiveness, velocity, and shelf productivity before pursuing aggressive expansion. This strategy ensures we build a solid foundation with current retailers while bringing innovation to market in new varieties and package forms.

<u>Sources:</u>

IBISWorld Industry Report: Coffee & Snack Shops in the US (https://www.ibisworld.com/united-states/market-research-reports/coffee-snack-shops-industry/)

IRI/SPINS Data (February-April 2025)

ResearchAndMarkets.com: Global Coffee Market Report (2024-2033) (https://www.researchandmarkets.com/reports/5807049/coffee-market-report)

Mordor Intelligence: North America Coffee Market (2022-2027) (https://www.mordorintelligence.com/industry-reports/north-america-coffee-market)

The Team

Officers and Directors

Name: Luke Schneider

Luke Schneider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO), Chairman of Board
  Dates of Service: January, 2015 - Present
  Responsibilities: Provides strategic leadership, informs and advises Board members, manages organizational resources, and implements plans to drive revenue growth, profitability, and social impact. Luke currently holds 3,700,785 shares of Voting Common Stock.

- Position: President, Treasurer & Secretary
  Dates of Service: January, 2015 - Present
  Responsibilities: Oversees and manages the financial assets of Fire Department Coffee, ensuring fiscal responsibility and long-term financial health.

Other business experience in the past three years:

- Employer: City of Rockford, Fire Department
  Title: Firefighter/Paramedic
  Dates of Service: April, 2009 - March, 2022
  Responsibilities: Provide emergency services within the City of Rockford, IL

Name: Jason Patton

Jason Patton's current primary role is with City of Riviera Beach. Jason Patton currently services 25 to 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President, Board Member
  Dates of Service: October, 2017 - Present
  Responsibilities: Contributes to strategic planning, provides oversight on key decisions, and supports the mission and growth of Fire Department Coffee. Additionally, manages and creates video content to support the organic promotion of Fire Department Coffee and its partners. Jason currently holds 653,224 shares of Voting Common Stock.

Other business experience in the past three years:

- Employer: City of Riviera Beach
  Title: Firefighter/Paramedic
  Dates of Service: June, 2008 - Present
  Responsibilities: Provide emergency services to citizens of Riviera Beach.

Other business experience in the past three years:

- Employer: Patton'd Comedy CPR
  Title: Owner
  Dates of Service: January, 2017 - Present
  Responsibilities: Jason owns this one-stop shop for all your CPR, AED, First Aid, Bloodborne Pathogens, and BL training needs.

Name: Brad Flaherty

Brad Flaherty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Creative Officer
  Dates of Service: March, 2020 - Present
  Responsibilities: Directs the creative output and develops the design strategy that defines the Fire Department Coffee brand, ensuring creative consistency, uniqueness, and memorability across all communication mediums. Brad currently holds 235,213 shares of Voting Common Stock.

Name: Peter Provenzano

Peter Provenzano's current primary role is with SupplyCore Inc.. Peter Provenzano currently services 7 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2020 - Present
  Responsibilities: Provides strategic guidance, supports key decision-making, and helps uphold the organization's mission and values. Acts in the best interest of the company while maintaining integrity, confidentiality, and

appropriate boundaries in day-to-day operations.

Other business experience in the past three years:

- Employer: SupplyCore Inc.
  Title: President & CEO
  Dates of Service: February, 1996 - Present
  Responsibilities: Peter is the Chief Executive Officer and the primary owner of SupplyCore Inc.

Other business experience in the past three years:

- Employer: MPOWR
  Title: Founder, President and CEO
  Dates of Service: January, 2002 - Present
  Responsibilities: Peter founded MPOWR®, SupplyCore's software and social enterprise division, with the goal of helping communities, businesses, and organizations come together, achieve outcomes and systems change, and collaborate more effectively.

Name: Jeff Fahrenwald

Jeff Fahrenwald's current primary role is with SupplyCore Inc.. Jeff Fahrenwald currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, acting Chief Financial Officer
  Dates of Service: August, 2020 - Present
  Responsibilities: Provides financial oversight and strategic input to support the growth and sustainability of Fire Department Coffee. Assists with cash planning, financial planning and analysis, banking relationships, and the development of finance and accounting functions. Also serves as a trusted advisor to the President, supporting decision-making as needed.

Other business experience in the past three years:

- Employer: SupplyCore Inc.
  Title: Vice President
  Dates of Service: June, 2017 - Present
  Responsibilities: Jeff works with the Leadership team to develop and execute their long-term strategies for SupplyCore and its affiliates, including MPOWR and Arwadh Trading.

Name: Stacey Helbig

Stacey Helbig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2025 - Present
  Responsibilities: Oversees day-to-day operational functions, including retail partnerships, production, and supply chain management. Supports the company's growth by managing key accounts and improving operational processes. Leads the management team and coordinates cross-department efforts to ensure alignment with strategic goals and business targets.

Name: Don Kremin

Don Kremin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2025 - Present
  Responsibilities: Provides strategic guidance, supports key decision-making, and helps uphold the organization's mission and values. Acts in the best interest of the company while maintaining integrity, confidentiality, and

appropriate boundaries in day-to-day operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the coffee industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $4,999,990.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the

value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We are partially an e-commerce / internet based business and may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fire Department Coffee or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fire Department Coffee could harm our reputation and materially negatively impact our financial condition and business.

Some team members are active firefighters.
Some of our important team members are currently active firefighters including our Vice President Jason Patton. Firefighters have been known to have more occupational risks that can cause permanent disability or death.

Board Member Involvement in Dismissed Civil Lawsuit
One of the Company's board directors, Peter Provenzano, was named as a co-defendant in a 2014 civil lawsuit. Peter was an owner / investor in Midwest Adventure Group, LLC, but did not manage the business's day-to-day operations. Payment obligations to a lender, Blackhawk Bank, were triggered and a lawsuit was filed for damages. Peter assumed Blackhawk's claims, substituting a new entity owned entirely by him, Rocktown Adventures, LLC, as the plaintiff in the lawsuit, and pressed for payment from the other owners of Midwest Adventure Group, LLC. The dispute was resolved and the suit was

dismissed by stipulation of the parties in 2014.

Uncontrollable factors in the coffee market
Coffee is a commodity and traded based on what is going on in the market. There are some factors that can have a negative impact on crop yields that are uncontrollable such as weather, disease, and any other uncontrollable factors that may negatively impact the coffee market. Coffee is primarily sourced outside of the US. There are numerous unknown factors regarding tariffs and the full impact that they may have.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Luke Joseph Schneider	3,700,785	Voting Common Stock	55.53%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Voting Preferred Stock, and Non-Voting Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 459,981 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 110,000,000 with a total of 6,426,189 outstanding.

Voting Rights

Voting rights: The holder of each share of Voting Common Stock shall have the right to one vote, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Material Rights

Dividend Rights. The holders of the Voting Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

The total amount outstanding does not include 160,655 shares to be issued pursuant to outstanding warrants and does not include 100,000 shares reserved for issuance under the Company's Stock Option Pool.

Non-Voting Common Stock

The amount of security authorized is 2,900,000 with a total of 226,409 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Joinder to Co-Sale Agreement & Drag-Along Rights

Investors in this offering will also be joining the Company's Co-Sale Agreement attached as Exhibit F which contains Drag-Along rights as detailed below.

Drag-Along Rights:

1.1 Notice of Transfer. If shareholders (the "Selling Shareholders") holding more than 50% of the issued and outstanding shares of Voting Common Stock in the Company propose to transfer, through one transaction or any series of related transactions, a number of shares of Voting Common Stock that, in the aggregate, constitutes more than 50% of all of the issued and outstanding shares of Voting Common Stock in the Company (on a fully-diluted basis assuming full conversion of all outstanding shares of Voting Common Stock or other instruments convertible into or exchangeable for shares of Voting Common Stock), such Selling Shareholders shall have the right to do so and shall have the right to require each holder of an issued and outstanding share of NV Stock (each a "Co-Seller") to transfer all or any portion of the shares of NV Stock held by such Co-Seller, free and clear of all liens or other encumbrances; provided, however, that if the Selling Shareholders do not require each Co-Seller to transfer all shares of NV Stock held in the aggregate by the Co-Sellers, the number of shares of NV Stock to be transferred by each Co-Seller shall be allocated pro rata among the Co-Sellers based on their relative number of shares of NV Stock held by each of them. The Selling Shareholder (s) shall exercise his or their rights under this Section 1.1 by written notice to each Co-Seller including a copy of the document(s) pursuant to which he or they intend to transfer the shares of Voting Common Stock.

1.2 Terms of Sale. All shares of NV Stock being transferred by Co-Sellers pursuant to Section 1.1 shall be treated identically with all shares of Voting Common Stock being sold by the Selling Shareholders in all respects; provided, however, that the Co-Sellers shall not be required to make any representations or warranties or indemnification obligations in connection with such transfer other than representations, warranties and indemnifications as to (i) such Co-Seller's ownership of the

shares being transferred by that Co-Seller; (ii) such Co-Seller's power and authority to effect that transfer of the Membership Interests being transferred by that Co-Seller; and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require, except that that transferee may not require that each Co-Seller be an "accredited investor" within the meaning of the Securities Act and its implementing regulations (an "Accredited Investor").

Please refer to the Company's Co-Sale Agreement attached as Exhibit F regarding these rights in their entirety.

Voting Preferred Stock

The amount of security authorized is 238,095 with a total of 238,095 outstanding.

Voting Rights

Voting Preferred Stockholders shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible.

Material Rights

The Voting Preferred Stock have certain Dividend rights, liquidation preferences, conversion rights and other protective provisions. Please see Exhibit F for complete information.

Non-Voting Preferred Stock

The amount of security authorized is 476,190 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Preferred Stock.

Material Rights

The Non-Voting Preferred Stock have certain Dividend rights, liquidation preferences, conversion rights and other protective provisions. Please see Exhibit F for complete information.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 198
  Use of proceeds: Capital growth
  Date: August 01, 2020
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 990
  Use of proceeds: Capital growth
  Date: August 01, 2020
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,737,910.00
  Number of Securities Sold: 220,205
  Use of proceeds: Capital Restructuring, Company Employment, Working Capital, Investments in Capital Equipment
  Date: November 03, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $52,113.60
  Number of Securities Sold: 6,204
  Use of proceeds: Not applicable
  Date: November 03, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,999,998.00
  Number of Securities Sold: 238,095
  Use of proceeds: General Corporate Purposes
  Date: February 13, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year increased significantly from $7,360,331 in 2023 to $12,113,373 in 2024, representing a 64.6% year-over-year revenue growth. This growth was primarily driven by the Company's expansion into wholesale and retail distribution channels, as well as continued success with direct-to-consumer offerings. The scale-up indicates strong demand for Fire Department Coffee's products and growing market presence.

Cost of Sales

The Cost of Goods Sold (COGS) rose from $5,021,610 in 2023 to $7,219,757 in 2024, a 43.7% increase. While costs grew alongside revenue, the proportionately slower growth of COGS compared to revenue suggests improved production efficiencies or favorable unit economics, particularly as volume increased across multiple sales channels.

Gross Margins

Gross profit increased from approximately $2.34 million in 2023 to $4.89 million in 2024. Correspondingly, gross margin improved from 31.8% to 40.4%, reflecting a year-over-year margin expansion of 8.6 percentage points. This gain likely stems from operational scaling, cost optimizations, and the strategic shift to 6-pack shipping formats, which reduced per-unit costs.

Expenses and Net Income

Despite the higher revenue and improved margins, the Company continued to operate at a loss. However, the net loss narrowed sharply from -$3,381,612 in 2023 to -$442,852 in 2024, a reduction of over 86%. This dramatic improvement suggests the business is approaching operational breakeven. The Company also paid no taxes in either year, consistent with its net loss positions.

Historical results and cash flows:

The Company is in an accelerated growth stage, having surpassed $12.1M in revenue in 2024, up from $7.4M in 2023. After earning spots on the Inc. 5000 list in 2021 and 2022, we've continued scaling through direct-to-consumer, wholesale, and licensing channels.

While we've historically relied on sales—not outside capital—for growth, we are again raising crowdfunding equity to expand distribution, marketing, and media opportunities. These investments are expected to drive continued revenue growth and improve margins through economies of scale.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2025, we have approximately $1.06 million in available liquidity, including $77,442 in cash, $1,249,254 in accounts receivable, and adjusted for current accounts payable and short-term obligations. We maintain a $1,750,000 line of credit with Northwest Bank and a $150,000 credit card limit for flexible working capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. If we are to continue to grow rapidly we will need these additional equity funds. We will need to procure additional raw materials, increase our workforce, and marketing and promotions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50 percent will be made up of funds raised from this crowdfunding campaign, when we raise our maximum funding goal. If we plan on staying on this growth path the funds from this campaign will be necessary. We do have the ability to slow growth and we still have availability on our line of credit.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If FDC raises the minimum offering amount, we anticipate that we can operate for approximately one year. This is based on a current burn rate of about $100,000 per month for expenses related to additional slotting fees to expand the retail business of $250,000, salaries that support the growth of $30,000 per biweekly pay period, and additional marketing expenses of $200,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for three years. This is based on a current monthly burn rate of $100,000 per month for expenses for the first year as explained in the paragraph above, salaries for the following three years that support the growth of $40,000, and $200,000 additional costs annually for marketing and operations-related expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. We have been approached by multiple banks interested in supporting our growth through restructured debt financing. We can also secure additional financing from our e-commerce systems providers.

Indebtedness

- Creditor: Northwest Bank
  Amount Owed: $151,492.00
  Interest Rate: 8.0%
  Maturity Date: August 22, 2029
  $3,259.99/monthly for 59 months and 1 payment of $3,260.12

- Creditor: Northwest Bank
  Amount Owed: $1,335,129.00
  Interest Rate: 9.0%
  Maturity Date: August 22, 2025
  Variable rate with initial rate of 9%. On time payment at maturity of all Principal and any remaining accrued interest.

- Creditor: Northwest Bank
  Amount Owed: $643,368.00
  Interest Rate: 8.0%
  Maturity Date: August 22, 2029
  $5,466.98/monthly for 59 months and 1 payment of $573,526.90

- Creditor: Loan costs related to Loan 6053
  Amount Owed: $-12,358.00
  Interest Rate: 0.0%
  Maturity Date: August 22, 2029
  Amortized on a straight-line basis over life of loan (5 years)

Related Party Transactions

- Name of Entity: Steel Bridge Properties LLC
  Names of 20% owners: Luke Schneider and spouse
  Relationship to Company: Chief Executive Officer (CEO) & Chairman of Board and Spouse
  Nature / amount of interest in the transaction: $12,000 a year
  Material Terms: The CEO and their spouse own Steel Bridge Properties LLC, which owns the property and building at 1311 Harrison Blvd, which serves as the Company's roasting facility, as well as 2236 9th Ave, which team members use for lodging while traveling to visit the company headquarters. The Company has a single lease with Steel Bridge Properties for the use of both properties, paying $1,000 per month ($12,000 per year) for the lease. The lease term is one year, and may be terminated by either party with a 90 day notice, or by mutual agreement of both parties.

Valuation

Pre-Money Valuation: $74,901,832.91

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,989.53 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $4,999,993.47, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Growth Capital
  32.5%
  We will use 32.5% of the funds raised to invest in customer acquisition and inventory for new SKUs, and innovation.

- Operational Efficiency
  30.0%
  We will use 30% of the funds raised to increase roastery and warehouse capabilities, which will improve profitability and efficiency.

- Capital Restructuring
  30.0%
  We will use 30% of the funds raised to increase flexibility on our line of credit and reduce overall leverage, thereby creating additional sources of capital to support future growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.firedeptcoffee.com/ (www.firedeptcoffee.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/firedeptcoffee-cf2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Fire Department Coffee, Inc.

[See attached]

FIRE DEPARTMENT COFFEE, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

Expressed in US Dollars

INDEX TO FINANCIAL STATEMENTS

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fire Department Coffee, Inc.
Rockford, Illinois

Opinion

We have audited the financial statements of Fire Department Coffee, Inc., which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fire Department Coffee, Inc. as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fire Department Coffee, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fire Department Coffee, Inc.'s ability to continue as a going concern for a period of twelve months from the date of issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fire Department Coffee, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fire Department Coffee Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 30, 2025
Los Angeles, California

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 271,594	$ 10,800
Accounts Receivable, net	784,522	165,797
Inventory	1,515,924	1,146,478
Prepaids and Other Current Assets	873	17,337
Total Current Assets	**2,572,913**	**1,340,412**
Property and Equipment, net	1,008,052	1,050,675
Total Assets	**$ 3,580,965**	**$ 2,391,087**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 580,453	$ 588,697
Credit Cards	63,916	112,378
Current Portion of Loans and Notes	101,642	160,459
Line of Credit	1,335,129	1,744,449
Other Current Liabilities	869	5,640
Total Current Liabilities	**2,082,009**	**2,611,623**
Promissory Notes and Loans	680,860	617,055
Total Liabilities	**2,762,869**	**3,228,678**
STOCKHOLDERS EQUITY (DEFICIT)		
Common Stock	2,205,437	1,703,893
Treasury Stock	(20,000)	(20,000)
Warrant Reserve	2,596,995	1,000,000
Accumulated Deficit	(3,964,336)	(3,521,484)
Total Stockholders' Equity (Deficit)	**818,096**	**(837,591)**
Total Liabilities and Stockholders' Equity	**$ 3,580,965**	**$ 2,391,087**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 12,113,373	$ 7,360,331
Cost of Goods Sold	7,219,757	5,021,610
Gross Profit	**4,893,616**	**2,338,721**
Operating Expenses		
General and Administrative	3,089,319	3,155,821
Sales and Marketing	2,155,226	2,392,492
Total Operating Expenses	**5,244,545**	**5,548,313**
Net Operating Loss	**(350,929)**	**(3,209,592)**
Interest Expense	150,469	244,217
Other Loss/(Income)	(58,546)	(72,197)
Loss before provision for income taxes	**(442,852)**	**(3,381,612)**
Provision/(Benefit) for income taxes	-	-
Net Loss	**$ (442,852)**	**$ (3,381,612)**

See accompanying notes to financial statements.

FIRE DEPARTMENT COFFEE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock		Subscription	Warrant	Shareholder	Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Receivable	Reserve	Distribution	Deficit	Equity
Balance—December 31, 2022	**5,842**	**$ 376,706**	**-**	**$ (20,000)**	**$ (10,649)**	**$ -**	**$ (177,871)**	**$ (139,872)**	**$ 28,314**
Issuance of Stock	6,646,756	1,505,058	-	-	10,649		-	-	1,515,707
Conversion from S-Corp to C-Corp	-	(177,871)	-	-	-	-	177,871	-	-
Issued warrants	-	-	-	-	-	1,000,000	-	-	1,000,000
Net Loss	-	-	-	-	-	-	-	(3,381,612)	(3,381,612)
Balance—December 31, 2023	**6,652,598**	**$ 1,703,893**	**-**	**$ (20,000)**	**$ 0**	**$ 1,000,000**	**$ -**	**$ (3,521,484)**	**$ (837,591)**
Issuance of Stock	238,095	501,544	-	-	-	1,596,995	-	-	2,098,539
Net Loss	-	-	-	-	-	-	-	(442,852)	(442,852)
Balance—December 31, 2024	**6,890,693**	**$ 2,205,437**	**-**	**$ (20,000)**	**$ 0**	**$ 2,596,995**	**$ -**	**$ (3,964,336)**	**$ 818,096**

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (442,852)	$ (3,381,612)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation of Property	96,123	97,581
Amortization	376	-
Warrant reerve	-	1,000,000
Changes in operating assets and liabilities:		
Accounts Receivable, net	(618,725)	(51,095)
Inventory	(369,446)	(24,503)
Prepaids and Other Current Assets	16,464	(175)
Accounts Payable	(8,244)	470,383
Credit Cards	(48,462)	(48,289)
Other Current Liabilities	(4,771)	(6,608)
Net cash used by operating activities	**(1,379,537)**	**(1,944,318)**
CASH FLOW FROM INVESTING ACTIVITIES		
Cash received from sale of property and equipment	-	17,950
Write off net value of property and equipment sold		(12,157)
Purchases of Property and Equipment	(53,500)	(84,530)
Net cash used in investing activities	**(53,500)**	**(78,737)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	2,098,539	1,515,706
Line of Credit	(409,320)	425,033
Borrowing on Promissory Notes and Loans	4,612	41,479
Net cash provided by financing activities	**1,693,831**	**1,982,218**
Change in Cash	**260,794**	**(40,837)**
Cash—beginning of year	10,800	51,637
Cash—end of year	**$ 271,594**	**$ 10,800**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 150,469	$ 244,217
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Issuance of stock warrants in return for marketing services	$ -	$ 1,000,000

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Fire Department Coffee Inc. was incorporated on January 13, 2015, in Illinois under the name Pi Coffee Roasters, Inc. On September 26, 2018, Pi Coffee Roasters Inc. changed its name to Fire Department Coffee Inc. The financial statements of Fire Department Coffee Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rockford, Illinois.

Fire Department Coffee Inc. is a veteran-owned business certified by the National Veteran-Owned Business Association (NaVOBA). We're dedicated to providing great-tasting coffee to people everywhere. Our coffee is freshly roasted in the U.S.A. by our dedicated team of firefighters, first responders, veterans, and coffee experts. Founder and CEO Luke Schneider is a retired firefighter/paramedic and a U.S. Navy veteran who teamed up with firefighter/paramedic Jason Patton, who is also a full-time firefighter and VP for Fire Department Coffee. Along with providing a growing selection of incredible coffee, including our proprietary Spirit Infused Coffee since 2016, Fire Department Coffee, Inc. also supports our fellow first responders in need through the Fire Department. Coffee Foundation by giving back to those injured on the job, mentally or physically, or facing other serious health challenges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing

estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements, as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that an allowance for expected credit loss was not necessary.

Inventories

Inventories are valued at the lower of cost or net realizable value. Costs related to finished goods, raw materials, retail, shipping materials, and supplies which are determined using the average costing method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

The estimated service lives for property and equipment are as follows:

Category	Useful Life
Building	40 years
Computer Equipment	3 years
Equipment	7 years
Leasehold Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Income Taxes

On January 9, 2023, the Company filed a letter with the Internal Revenue Service revoking its S corporation status and is now taxed as a C Corporation. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more

likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Prior to 2023, the Company was taxed as an S Corporation and did not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The client also has a concentration of credit risk with a major customer who represents 23% of overall revenues for the year ended December 31, 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point in time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at a point in time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at a point in time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from selling its coffee to consumers and wholesalers.

Cost of sales

Cost of sales includes the cost of retail products, raw materials and ingredients, packing materials, freight and delivery and other variable and fixed overheads.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $1,861,366 and $2,503,631, respectively, and are included in sales and marketing and cost of goods sold expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Stock Warrants

The Company accounts for warrants issued for services rendered under ASC 718, stock-based compensation, as well as an incentive for stock equity purchases. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 30, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

The inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Finished Goods	$ 1,006,354	$ 537,181
Raw Material	43,056	227,391
Retail	245,437	156,210
Shipping Material	62,141	55,336
Supplies	158,936	170,360
Total Inventory	**$ 1,515,924**	**$ 1,146,478**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2024	2023
Escrow	$ -	$ 5,528
Prepayments	470	7,437
401k Retirement payable	-	3,544
Child support payable	-	257
Sales tax payable	-	168
Prepaid Deposits	403	403
Total Prepaids and Other Current Assets	**$ 873**	**$ 17,337**

Other current liabilities consist of the following items:

As of Year Ended December 31,	**2024**	**2023**
Accrued Property Taxes	$ -	$ 5,620
Child Support Payable	-	-
Sales Tax	431	-
Retirement payable	438	20
Total Other Current Liabilities	**$ 869**	**$ 5,640**

5. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,	**2024**	**2023**
Land	$ 27,270	$ 27,270
Building	569,129	569,129
Computer Equipment	13,756	15,164
Equipment	463,742	427,382
Leasehold Improvements	337,453	318,686
Vehicles	14,483	14,483
Property and Equipment, at Cost	1,425,833	1,372,114
Accumulated depreciation	(417,781)	(321,439)
Property and Equipment, Net	**$ 1,008,052**	**$ 1,050,675**

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2024, and 2023 were $96,123 and $97,581, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

On February 1, 2024, the Company amended its articles of incorporation as follows:

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 113,614,285. The Corporation has four classes of stock, referred to as: Voting Common Stock; Non-Voting Common Stock; Voting Preferred Stock; and Non-Voting Preferred Stock. There are: 110,000,000 shares of authorized Voting Common Stock, no par value per share (the "Voting Common Stock"); 2,900,000 shares of authorized Non-Voting Common Stock, no par value per share (the "Non-Voting Common Stock" and, together with the Voting Common Stock, the "Common Stock"); 238,095 shares of authorized Voting Preferred Stock, no par value per share (the "Voting Preferred Stock"); and 476,190 shares of authorized Non-Voting Preferred Stock, no par value per share (the "Non-Voting Preferred Stock" and, together with the Voting Preferred Stock, the "Preferred Stock" (all of which Preferred Stock are hereby designated as "Series A Preferred Stock")).

As of December 31, 2024, and December 31, 2023, the total number of voting common stock shares issued and outstanding was 6,426,189. The holder of each share of voting common stock has the right to one vote and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the corporation and shall be entitled to vote upon such matters and in such manner as provided by law.

As of December 31, 2024, and December 31, 2023, the total number of non-voting common stock shares issued and outstanding was 226,409. The holder of each share of non-voting common stock shall have no right to any vote as to the corporation's matters, nor shall they be entitled to notice of any shareholders' meeting of the corporation.

As of December 31, 2024, and December 31, 2023, the total number of voting preferred stock shares issued and outstanding was 238,095 and 0. The holder of each share of voting preferred stock has the right to one vote and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the corporation and shall be entitled to vote upon such matters and in such manner as provided by law.

Warrant Reserve

During the year ended December 31, 2024, the Company issued stock warrants for 476,190 non-voting preferred shares at a price of $0.01 in connection with the issuance of 238,095 shares of voting Preferred Stock. As of December 31, 2024, the warrants have not been exercised.

During the year ended December 31, 2023, the Company issued common stock warrants for a NASCAR sponsorship having a fair value of $1,000,000. As of December 31, 2024, the warrants have not been exercised.

7. SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved up to 100,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected Life (years)	10.00
Risk-free Interest Rate	4.41%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2022	**5,842**	**$ 0.00**	**5.54**
Granted	-	$ -	
Vested	-		
Forfeited	-		
Outstanding at December 31, 2023	**5,842**	**$ -**	**4.54**
Granted	-	$ -	
Vested	-		
Forfeited	-		
Outstanding at December 31, 2024	**5,842**	**$ -**	**3.54**

8. DEBT

Loans and Notes

The details of the Company's loans, notes, and lines of credit are as follows:

Lender Name	Principal Amount Borrowed	Interest Rate	Borrowing Date	Maturity Date	Repayment Terms	As of December 31, 2024	As of December 31, 2023
Shopify	$ 465,000	0.00%	2/2402023	06/12/2023	17% of Daily Sales	$ -	$ -
Northern IL Community Bank	$ 100,000	4.50%	28/01/2021	Not set	$1865 / monthly, includes interest	-	46,048
Blackhawk Bank	$150,000 Line of credit	6.14%	18/07/2022	18/07/2027	$2,916 / monthly, includes interest	-	99,957
Blackhawk Bank	$1,750,000 Line of Credit	variable	30/08/2021	28/02/2024	Principal and interest due February 28, 2024	-	1,644,491
Blackhawk Bank	$ 318,160	4.36%	30/08/2021	30/08/2026	$3,440 / monthly, includes interest	-	294,740
Blackhawk Bank	$ 167,416	4.43%	30/08/2021	30/08/2028	$2,326 / monthly, includes interest	-	119,223
Blackhawk Bank	$ 136,000	6.33%	09/09/2022	09/09/2027	$1.008 / monthly, includes interest	-	131,625
Right Trailer	$ 7,623	0.00%	18/04/2023	18/09/2023	$1270.43 / monthly	-	-
Rockford Local Development Corporation	$ 50,000	7.50%	10/09/2019	Not set	$1,002 / monthly, includes interest	-	9,691
Rockford Local Development Corporation	$ 200,000	6.00%	22/03/2023	01/03/2028	$3925 / monthly, includes interest	-	176,188
Northwest Bank	$ 160,343	8.00%	22/08/2024	22/08/2029	$3,259.99/monthly for 59 months and 1 payment of $3,260.12	151,492	-
Northwest Bank	$ 2,000,000	Variable with initial rate of 9%	22/08/2024	22/08/2025	One time payment at maturity of all Prinicpal and any remaining accrued interest	1,335,129	-
Northwest Bank	$ 648,000	8.00%	22/08/2024	22/08/2029	$5,466.98/monthly for 59 months and 1 payment of $573,526.90	643,368	-
Loan costs related to loan 6053	$ -	-	22/08/2024	22/08/2029	Amortized on a straight-line basis over life of loan (5 years)	(12,358)	-
					Total Debt	**$ 2,117,631**	**$ 2,521,963**
					Line of credit	$ (1,335,129)	$ (1,744,449)
					Less current portion	(101,642)	(160,459)
					Long term portion of debt	**$ 680,860**	**$ 617,055**

The summary of the future maturities is as follows:

For the year ended December 31,	Amount
2025	$ 1,436,771
2026	101,642
2027	101,642
2028	96,654
2029	380,922
Thereafter	-
	$ 2,117,631

9. INCOME TAXES

Prior to 2023, the Company had elected S-Corp status, and, therefore, did not report any provision for income taxes. In January of 2023, the Company elected to be taxed as a C-Corp under the provisions of the Internal Revenue Code.

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

	2024	2023
Provision for income taxes	$ 135,070	$ 1,031,392
Valuation allowance	(135,070)	$ (1,031,392)
Total	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024, and December 31, 2023 are as follows:

	2024	2023
Deferred tax asset	$ 1,166,462	$ (1,031,392)
Valuation allowance	(1,166,462)	$ 1,031,392
Total	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $3,824,464. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Illinois state net operating loss carryforward is limited to 20 years.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The CEO and their spouse own Steel Bridge Properties LLC, which owns the property and building at 1311 Harrison Blvd, which serves as the Company's roasting facility, as well as 2236 9th Ave, which team members use for lodging while traveling to visit the company headquarters. The Company has a single lease with Steel Bridge Properties for the use of

both properties, paying $1,000 per month ($12,000 per year) for the lease. The lease term is one year, and may be terminated by either party with a 90 day notice, or by mutual agreement of both parties.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from its operation in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2024, through May 30, 2025, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF FIRE DEPARTMENT COFFEE

More Than Just Premium Coffee. It's a Community.

Fire Department Coffee serves up hand crafted premium coffee while giving back to those who serve. Veteran-and firefighter-owned, we support our communities while carving out a place in the growing $73.98B coffee market.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PREMIUM COFFEE.
MISSION FOCUSED.
COMMUNITY DRIVEN.
FDC
VETERAN & FIREFIGHTER FOUNDED
SUPPORTS FIREFIGHTERS

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$10.87 Per Share

PREVIOUSLY CROWDFUNDED
$1,737,910

MIN INVEST
$489.15

VALUATION
$74.9M

REASONS TO INVEST

- Our products are in 8,639 stores, and we've achieved +194.3% year-over-year growth in retail sales the past 52 weeks (wholesale IRI data) with distribution in major retailers like Walmart, Meijer, Kroger and Albertson.
- With $12.1M in total net revenue for 2024 and meaningful growth in 2025, Fire Department Coffee ranks in the top 5 fastest-growing brands in the bean/ground coffee category.
- A growing coffee category with a proprietary Spirit Infused Coffee and premium instant coffee with national distribution.

*This offering may include projections or expectations about future performance. These are based on current assumptions and may change. Actual results could differ materially.

TEAM


COFFEE

Luke Schneider • Chief Executive Officer (CEO), Chairman of Board, President, Treasurer, Secretary

Luke Schneider is the founder and CEO of Fire Department Coffee based in Rockford, IL. He's a U.S. Navy veteran that served amid our nation's wars in Iraq and Afghanistan. After leaving the Navy in 2008, he became a professional firefighter for the city of Rockford. In addition to his passion for serving his country and his community, he also found a passion for crafting great-tasting coffee and started Fire Department Coffee in 2016.

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Stacey Helbig • Chief Operating Officer

Stacey Helbig is the Chief Operating Officer of Fire Department Coffee. She leads the company's day-to-day operations and strategic growth initiatives with a focus on driving operational excellence across the organization. Previously serving as VP of Wholesale over the last year, Stacey has been instrumental in expanding FDC's market presence and developing key business relationships. Prior to joining Fire Department Coffee, she held executive positions at Staples over the last 13 years ranging from Sr. Merchant, Vice President of Strategy and Vice President/General Merchandise Manager. In these roles, she led high-impact transformation projects that delivered significant EBITDA growth and increased customer traffic to Staples retail stores. With a vast background in business development and a Bachelor of Science in Marketing, Stacey brings valuable expertise in innovation, strategic planning, and customer-centric solutions to the leadership team.

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Jason Patton • Senior Vice President, Board Member

Jason Patton is the Senior Vice President and co-owner of Fire Department Coffee. Jason is also a 17 year Driver Engineer/Paramedic for a South Florida fire department. Jason has been responsible for the growth of Fire Department Coffee's video presence on Social Media and TV commercials. These responsibilities include, but not limited to, writing, producing, directing, editing and starring in videos. Jason has helped grow the social following of Fire Department Coffee and Fire Department Chronicles to a combined 5.5 million followers through fun, engaging and emotionally capturing videos.

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Brad Flaherty • Chief Creative Officer

Brad Flaherty is the Chief Creative Officer for Fire Department Coffee. He leads the company's branding and marketing with a focus on successfully growing the company's digital presence. Brad has a background in graphic design and he's been creating professionally since 2001 where he's worked for both in-house studios and design agencies over his career. Most notably he's worked with brands like the NFL's Washington Football Team, Hilton Hotels, Wilson Sporting Goods, MillerCoors, Conair and UFC — designing the Legacy Belt for all UFC champions.

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Peter Provenzano • Board Member

Peter Provenzano is the President & CEO of SupplyCore Inc., a supply chain integrator and government contractor. An advocate for innovation, Peter has helped shape the federal defense contracting industry. After years of leading SupplyCore to refine its technology, procurement and logistic capabilities, Peter transitioned the company in the 2000s from a transactional store and forward model to a programmatic, direct-to-the-customer supply chain integrator. This innovative approach, supplying mission critical materials directly to military bases and end users, has aided both the U.S. and foreign military services in supporting sustainment and maintaining readiness.

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Jeff Fahrenwald • Board Member, acting Chief Financial Officer

Jeff is the acting Chief Financial Officer at Fire Department Coffee and Professor Emeritus of Business at Rockford University. Jeff works with and supports the FDC Leadership Team to develop and execute strategic direction and goals. He also helps with analysis and decision-making related to financial operations. While at Rockford University Jeff was Assistant Professor and the MBA Director. In this role he was also responsible for Executive Development Training and the Graduate Assistant program. Jeff has been recognized for his contributions to the Rockford Community, such as being named 2014 Citizen of the Year and 21 People You Should Know in Rockford in 2011 by the Rockford Area Chamber of Commerce.

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Don Kremin • Board Member

With 40 years of experience in the consumer packaged goods industry and private equity, Don currently serves on the boards of Slawek Family Investments, House of Spice, Devansoy, and Fire Dept Coffee. He is a Managing Director at Akoya Capital, focusing on the firm's consumer packaged goods, ingredients, and health and wellness businesses.

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WHY INVEST

Leading with Innovation, Growing with Purpose


WHY WE'RE RAISING
CAPITAL
COFFEE

Fire Department Coffee, Inc. ("Fire Dept. Coffee" or the "Company") is a veteran-and firefighter-owned company dedicated to providing great-tasting coffee roasted in the U.S.A.

Inspired by coffee's vital role in helping firefighters stay alert and energized through long shifts, Fire Dept. Coffee was founded in 2016. Founder and CEO Luke Schneider is a **retired firefighter/paramedic and a U.S. Navy veteran** who teamed up with **firefighter/paramedic** Jason Patton, who is also a full-time firefighter and SVP for Fire Department Coffee.


PROPRIETARY PROCESS
SINCE 2016
NON-ALCOHOLIC
SPIRIT-INFUSED
COFFEE
STRAWBERRIES & CREAM RUM
MEXICAN CHOCOLATE TEQUILA
VANILLA BEAN BOURBON
WHOLE BEAN COFFEE
BLACK CHERRY BOURBON
GROUND COFFEE

Along with providing a growing selection of incredible coffee, including our proprietary Spirit Infused Coffee since 2016, Fire Department Coffee also supports our communities and fellow firefighters through the **Fire Department Coffee Charitable Foundation** by giving back to those who have become sick or injured while on the job as well as providing disaster relief via our Rosenbauer America Fire Department Coffee Fire Truck, Rescue 1.


OPERATIONAL
STRENGTH
AND SUPPLY CHAIN

Fire Department Coffee is vertically integrated, with in-house roasting, packaging, and fulfillment facilities. We're well-positioned to scale our growth and are committed to operational excellence. We're dedicated to roasting high-quality coffee that supports our communities and our fellow firefighters.

OUR BUSINESS MODEL

High-Quality Coffee With a Mission

Our business model is to build the Fire Department Coffee brand through our online and social media presence as a coffee brand known for its quality, service, innovation, and supporting our communities and fellow firefighters in need. Our growth has been multi channel with a focus on ecommerce, food, club, and mass.

We sell ground and whole bean coffee, coffee pods, instant coffee, and merchandise.



SORTING, PACKING &
SHIPPING

Consumers love to support companies making a difference – and they love our coffee. We've developed strong brand loyalty with a large 1st party database, with numerous subscribers between the Spirit Infused Coffee Club, Coffee of the Month Club, and the Fire Department Coffee and Shirts clubs.



HOT TEES, FRESH FROM OUR PRINT SHOP


FIRE DEPT.
RUN BY
FDC
FIREFIGHTERS
COFFEE


FIRE DEPT.
RUN BY
FDC
FIREFIGHTERS
COFFEE

We offer things that are hard find anywhere else, including a line of proprietary Spirit Infused Coffee – naturally flavored with bourbon, whiskey, rum, and tequila – all non-alcoholic. And we recently added instant coffee to the lineup. Fire Department Coffee currently has products in **8,639 stores** and projects to be in over 10,000 stores by the end of the year.*


FROM 2,100 STORES
IN 2023 TO NEARLY
9,000
STORES
TODAY!

THE MARKET & OUR TRACTION

Exciting Growth in a Projected $73.98B Market

The coffee market is projected to reach approximately **$73.98 billion in 2025, growing at a CAGR of +6.9% through 2027**. The coffee market size is expected to see strong growth in the next few years. It is projected to **grow to $96.48 billion in 2029 at a compound annual growth rate (CAGR) of 6.9%**.[1,2,3] We believe Fire Department Coffee is well-positioned to capitalize on this with our premium coffee in varied forms.

Key industry trends driving growth include customization and DIY trends, collaborations and limited edition offerings, health and wellness focus, packaging innovations for convenience, global exploration of coffee origins and on-the-go lifestyles.


NEARLY
50,000
SQUARE FEET OF
FACILITIES

According to the latest IRI data, FDC has shown meaningful retail growth at **+194.3% over the last 52 weeks, reaching $7.6M in retail sales**. This places us among the **top 5 fastest-growing brands in the bean/ground coffee category**.


NEARLY
20 MILLION
SOCIAL MEDIA FOLLOWERS*
* Combined metrics between Fire Department Coffee, Fire Department Chronicles, and Firefighter Fenton across all social platforms.

And because we're first responders ourselves, we're able to speak to our audience in a genuine, relatable way – which explains how we've grown our socials to nearly **20 million followers, with 3 billion+ views**.

While we continue to expand our footprint, our primary focus is optimizing performance within our existing retail partnerships, particularly with key partners like **Walmart, Albertsons, Kroger, Meijer and more**. We are taking a deliberate approach to maximize promotional effectiveness, velocity, and shelf productivity before pursuing aggressive expansion. This strategy ensures we build a solid foundation with current retailers while bringing innovation to market in new varieties and package forms.

Our recent IRI data shows strong retail sales growth in several key retailers: **Meijer (+456%), AHOLD (+251%), Save Mart (+173%), Kroger (+72%)**. These stores are helping us grow outside the Mass and ecommerce.


FUELING OUR
MISSION

*THIS PAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
811 W Riverside Blvd
Rockford, IL 61103

WEBSITE
View Site

Fire Department Coffee serves up hand crafted premium coffee while giving back to those who serve. Veteran-and firefighter-owned, we support our communities while carving out a place in the growing $73.98B coffee market.

TERMS

Fire Department Coffee

Overview

PRICE PER SHARE
$10.87

VALUATION
$74.9M

DEADLINE
Sep. 25, 2025 at 6:59 AM UTC

FUNDING GOAL
$10K - $5M

Breakdown

MIN INVESTMENT
$489.15

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,993.47

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
919

MAX NUMBER OF SHARES OFFERED
459,981

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$3,580,965	$2,391,087
Cash & Cash Equivalents	$271,594	$10,800
Accounts Receivable	$784,522	$165,797
Short-Term Debt	$2,082,009	$2,611,623
Long-Term Debt	$680,860	$617,055
Revenue & Sales	$12,113,373	$7,360,331
Costs of Goods Sold	$7,219,757	$5,021,610
Taxes Paid	$0	$0
Net Income	-$442,852	-$3,381,612

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Incentives

Super Early Bird: Receive 10% bonus shares if invested within the first 24 hours of launch

Early Bird: Receive 5% bonus shares if invested within the first 48 hours of launch

First Week: Receive 3% bonus shares if invested within the first week of launch

Volume-Based Incentives

Tier 1 $1000+

FDC Mug

20% discount for 1 year

Tier 2 $2,500+

FDC Mug + T-Shirt

20% discount for 1 year

First month free coffee subscription (up to $50 value; must be redeemed within 60 days)

Tier 3 $5,000+

3% bonus shares

FDC Mug + Hoodie

First month free coffee subscription (Up to $100 value; must be redeemed within 60 days)

20% discount for 1 year

Tier 4 $10,000+ (US Investors Only)

5% bonus shares

FDC Mug+ T-shirt + Hoodie

First month free coffee subscription (Up to $100 value; must be redeemed within 60 days)

20% discount for 1 year

Tier 5 $25,500+ (US Investors Only)

7% bonus shares

Receive all non-bonus share/discount perks listed above, plus:

Private tour of FDC facilities in Rockford, IL, following a dinner

Personalized video message from Jason Patton

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Fire Dept Coffee Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,087. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

JOIN THE DISCUSSION

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Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through **Equity Trust**, a trusted provider fully integrated with our platform. This integration allows for a **fast, secure, and seamless investing experience**, and includes **a special offer on annual fees**exclusively for StartEngine investors.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be **manual and may take longer** to complete.

To get started, simply **visit our IRA page** for more information and step-by-step instructions.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

$1,797,174 INVESTED SO FAR

PREMIUM COFFEE WITH PURPOSE

Fire Department Coffee is veteran- and firefighter-owned, handcrafting premium coffee while giving back to those who serve. We're brewing something big — and you're invited to join us.

INVEST TODAY

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PREMIUM COFFEE.
MISSION FOCUSED.
01:01

8,639 Stores

194.3% YoY retail sales growth in the past 52 wks

20M Social Followers

*Past performance does not guarantee future results.

Proudly available in major retailers like Walmart, Meijer, Kroger, Albertsons and more!


10 POUCHES
SKULL-CRUSHING
INSTANT ESPRESSO
COFFEE
10-0.1 OZ (3 g) POUCHES / NET WT. 1.05 OZ (30 g)

SEE WHY 8,639 STORES ARE STOCKING OUR COFFEE

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LEARN MORE

By clicking "Learn more", you consent to receive marketing text messages (e.g. promos, cart reminders) from StartEngine Crowdfunding, Inc. at the number provided, including messages sent by autodialer. Consent is not a condition of purchase. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms

A UNIQUE TWIST ON COFFEE

We pioneered non-alcoholic, Spirit Infused Coffee in bourbon, whiskey, rum, and tequila — and there's even an exclusive Spirit Infused Coffee Club.


BOURBON
WHOLE BEAN COFFEE
NET WT. 12 OZ (340 g)
VANILLA BEAN BOURBON
GROUND COFFEE
NET WT. 12 OZ (340 g)
IRISH WHISKEY
GROUND COFFEE
NET WT. 12 OZ (340 g)
BLACK CHERRY BOURBON
WHOLE BEAN COFFEE
NET WT. 12 OZ (340 g)


FDC
COFFEE

Brewing Big Numbers

STRONG GROWTH IN A $73.98B MARKET

$12.1M NET REVENUE IN 2024

+194.3% YoY GROWTH OVER 52 WEEKS

YEAR-OVER-YEAR GROWTH IN RETAIL SALES(WHOLESALE IRI DATA)

TOP 5 FASTEST-GROWING BRAND IN THE BEAN/GROUND COFFEE CATEGORY

20M FOLLOWERS & VIRAL REACH

Led by firefighter and viral content creator Senior VP Jason Patton, we've built a massive organic following across social media.


20M
FOLLOWERS


3B+ VIEWS

Key Social Media Platforms

Our audience isn't just watching; they're activated. They're buying, subscribing, and spreading the word.


Yes, it really pushed a ca...
Wazzzzz uuuupppp!!


I would probably still do ...
AED


Snow Shovel Roulette! F...
(Stupidity rewarded)


Fire Department Coffee Foundation
Illinois Fire Service Institute
$ 5000.00
Five Thousand Dollars and 00/100
Veterans Event

GIVING BACK TO FIREFIGHTERS

We're a Veteran and Firefighter owned business that is community focused and mission driven. Roasting high-quality coffee that supports our fellow firefighters.

Join our growing community that fuels our mission to give back and support sick and injured firefighters.




Fire Department Coffee Foundation
GRFD Fire
Five Thousand & 00/100 Dollars
Donation
FIRE DEPT COFFEE
Illinois Fire Service Institute
5,000.00
Five Thousand 00/100
Date 4-22-
$ 5,00

Rooted in service: with loyalty, care, and community at the center.

BREWING REVENUE WITH LOYAL SUBSCRIBERS

We've built a thriving community with numerous active subscribers across our Coffee of the Month Club, Spirit Infused Coffee Club, and the Fire Department Coffee and Shirt Clubs. Our first-party database gives us direct access to passionate fans who keep coming back.

COFFEE OF THE MONTH CLUB

SPIRIT INFUSED COFFEE CLUB

FIRE DEPARTMENT COFFEE AND SHIRT CLUBS

A PROVEN TEAM TO SHARE A COFFEE WITH



LUKE SCHNEIDER
Founder, CEO, Chairman of the Board, President, Treasurer, Secretary



STACEY HELBIG
Chief Operating Officer



JASON PATTON
SVP & Board Member



JOIN THE FAMILY.

INVEST WITH PURPOSE.

When you invest in Fire Department Coffee, you're backing a company with heart, hustle, and serious traction — and helping us give back to those who serve.


COFFEE


FIRE DEPT.
RUN BY
FDC
FIREFIGHTERS
COFFEE
VETERAN & FIREFIGHTER FOUNDED
SUPPORTS FIREFIGHTERS
HANDCRAFTED
SMALL BATCH

LEARN WHY 20M FANS CAN'T GET ENOUGH OF OUR COFFEE

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By clicking "Learn more", you consent to receive marketing text messages (e.g. promos, cart reminders) from StartEngine Crowdfunding, Inc. at the number provided, including messages sent by autodialer. Consent is not a condition of purchase. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms

*THIS PAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Fire Department Coffee Terms

Overview

PRICE PER SHARE
$10.87

DEADLINE[1]
Sep. 15, 2025 at 11:59 PM PDT

$74.9M
VALUATION

FUNDING GOAL[2]
$10K - $5M

Breakdown

MIN INVESTMENT
$489.15

MAX INVESTMENT
$4,999,993.47

MIN NUMBER OF SHARES OFFERED
919

MAX NUMBER OF SHARES OFFERED
459,981

OFFERING TYPE
Equity

SHARES OFFERED
Non-Voting Common Stock

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Exclusive Investor Perks

VENTURE CLUB

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Fire Dept Coffee.

The 10% StartEngine Venture Club Bonus

Fire Dept Coffee Co. will

Time-Based Perks

Super Early Bird

Receive 10% bonus shares if invested within the first 24 hours of launch

INVEST

Early Bird

Receive 5% bonus shares if invested within the first 48 hours of launch

INVEST

First Week

Receive 3% bonus shares if invested within the first week of launch

INVEST

Volume-Based Perks

Tier 1
$1,000+

- FDC Mug

Tier 2
$2,500+

- FDC Mug + T-Shirt

Tier 3
$5,000+

- 3% bonus shares

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey everyone! My name's Jason Patton. I'm the Senior Vice President of Fire Department Coffee and I'm excited to announce that we are, once again, giving you the opportunity to become a part of the Fire Department Coffee family by investing through StartEngine. Since our last raise, we've not only grown retail sales by over 205%, but we've also achieved incredible milestones like expanding from 2,100 retail stores in 2023 to nearly 9,000 today. And major retailers like Walmart, Kroger, Meijer, H-E-B, and Albertson's. Plus, launching Walmart Canada in September of 2025. We further increased our social media impact by gardnering over 2.8 billion views in 2024 alone. And in 2024, gave over $500,000 back to firefighters and communities in need. And this is just the beginning of the Fire Department Coffee journey. So if you're ready to become a part of one of the fastest growing coffee companies in the U.S., join the Fire Department Coffee family today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

FIRE DEPARTMENT COFFEE, INC.
811 W. Riverside Blvd
Rockford, IL 61103

Ladies and Gentlemen:
The undersigned (hereafter referred to as "Subscriber") understands that Fire Department Coffee, Inc., an Illinois corporation (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Non-Voting Common Stock (the "Securities") in a Regulation Crowdfunding offering at a purchase price of $10.87 per share (the "Offering"). The Offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% (the "Form C"). Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act. For the avoidance of doubt, the Company has previously issued shares of Series A Preferred Stock, which have rights, preferences, and privileges as set forth in the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), and certain agreements entered into in connection with the Series A Preferred Stock financing, including the Series A Preferred Stock Purchase Agreement, Investors' Rights Agreement, Voting Agreement and Right of First Refusal and Co-Sale Agreement (collectively, the "Series A Agreements"). "Series A Preferred Stock" means the Company's Voting Preferred Stock and Non-Voting Preferred Stock designated as Series A Preferred Stock, as described in the Articles of Incorporation.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering.

Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Subscription and Joinder Agreement (this "Agreement").

2. Joinder to Co-Sale Agreement. By subscribing to the Offering and executing this Agreement, Subscriber hereby agrees to become a party to the Fire Department Coffee, Inc. Co-Sale Agreement (the "Co-Sale Agreement"), attached hereto as **Exhibit A** and included in the Form C Offering Document (the "Form C"). Subscriber will be designated as an "Investor" under the Co-Sale Agreement, and this joinder will be effective upon the Company's acceptance of the Subscription, as described in Section 3 below. Any notice required or permitted to be given to Subscriber under the Form C shall be given to undersigned at the address provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Form C Agreement and will be bound by the terms thereof as a party who is designated as an Investor thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, Subscriber will not become a party to the Shareholder Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to Subscriber.

5. Payment for Securities.
(a) Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent")[a] from Subscriber by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) **Special provisions for cryptocurrency payments.** Notwithstanding Section 5(a), cryptocurrency payments will be received by the Escrow Agent from Subscriber and converted

to U.S. dollars once per day. Once converted to U.S. dollars, Subscriber will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equaling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(c) **Transfers upon challenged transactions**. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of the state of Illinois, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall

constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Agreement and to perform all the obligations required to be performed by Subscriber hereunder and as party to the Form C, and neither such purchase nor becoming a party to the Form C will contravene with any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. Subscriber has reviewed a copy of the Form C and a copy of the Co-Sale Agreement. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine Crowdfunding, Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.

i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d) Status of Undersigned.

i. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. Subscriber is acquiring the Securities solely for Subscriber’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Agreement (and any

supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees: (A) that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Securities.

i. Subscriber acknowledges that the Company is authorized to issue uncertificated securities, and hereby waives Subscriber's right to receive a certificate representing the securities and consents and agrees to the issuance of uncertificated securities.

g) Subordination Acknowledgement

i. Subscriber acknowledges and agrees that the Non-Voting Common Stock being purchased is junior and subordinate in all respects to the Company's Series A Preferred Stock.

ii. Subscriber acknowledges that they have been informed of the existence of, and has had the opportunity to review, the Series A Agreements and the Articles of Incorporation, and that the rights of the Non-Voting Common Stock being purchased are subject to the terms and conditions of those documents. Subscriber further acknowledges that copies of the Series A Agreements and the Articles of Incorporation are available from the Company upon request.

8. Conditions to Obligations of Subscriber and the Company. The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Subscriber contained in Section 6 hereof shall be true and correct as of the Closing

in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Manner of Holdings and Revisions to Manner of Holding. Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine, and that the Securities will be recorded on the books of the Company as being held by StartEngine, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine finalizes its custodial requirements in the future, Subscriber consents to StartEngine holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

10. Obligations Irrevocable. Following the Closing, the obligations of Subscriber shall be irrevocable.

11. Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

13. Waiver of Jury Trial. Subscriber IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably

submits to the jurisdiction of the federal or state courts with jurisdiction over the State of Illinois which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

17. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Fire Department Coffee, Inc.
811 W. Riverside Blvd.
Rockford, Illinois 61103
E-mail: luke@firedeptcoffee.com
Attention: Luke Schneider

with a copy to:

Giannuzzi Lewendon, LLP
411 West 14th Street, 4th Floor
New York, New York 10014
E-mail: kara@gllaw.us
Attention: Kara Posner, Esq.

If to the Purchaser:

%%VESTING_AS%%
E-mail: %%VESTING_AS_EMAIL%%
Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

21. Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Agreement to be false or incorrect.

22. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Subscriber has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%____________________ **Name:%%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **%%SUBSCRIBER_SIGNATURE%%**

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____________________ **Legal Name of Entity** **By_____%%INVESTOR_SIGNATURES%%________________** **Name: %%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **Title:%%INVESTOR_TITLE%%**

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_________________ **Name: %%NAME_OF_ISSUER%%** **Title: %%ISSUER_TITLE%%**

[a] Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

Exhibit A

Co-Sale Agreement

(attached)

FIRE DEPARTMENT COFFEE, INC.
CO-SALE AGREEMENT

This Co-Sale Agreement (the "Agreement") is made and entered into as of this [___] day of June, 2025, by and among **Fire Department Coffee, Inc.,** an Illinois corporation (the "Company"), and the undersigned investor ("Investor").

Recitals

Whereas, Investor is purchasing shares of the Company's Non-Voting Common Stock from the Company (the "NV Stock");

Whereas, the Company's agreement to issue the NV Stock to Investor is conditioned upon the execution and delivery of this Agreement;

Whereas, the Investor acknowledges that the rights of the holders of NV Stock under this Agreement are expressly subject and subordinate to the rights, preferences and privileges of the holders of Series A Preferred Stock as set forth in the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and certain agreements entered into in connection with the Series A Preferred Stock financing, including the Series A Preferred Stock Purchase Agreement, Investors' Rights Agreement, Voting Agreement and Right of First Refusal and Co-Sale Agreement (collectively, the "Series A Agreements"). "Series A Preferred Stock" means the Company's Voting Preferred Stock and Non-Voting Preferred Stock designated as Series A Preferred Stock, as described in the Articles of Incorporation; and

Now, Therefore, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree hereto as follows:

1. Drag-Along Rights.

1.1 Notice of Transfer. If shareholders (the "Selling Shareholders") holding more than 50% of the issued and outstanding shares of Voting Common Stock in the Company propose to transfer, through one transaction or any series of related transactions, a number of shares of Voting Common Stock that, in the aggregate, constitutes more than 50% of all of the issued and outstanding shares of Voting Common Stock in the Company (on a fully-diluted basis assuming full conversion of all outstanding shares of Voting Common Stock or other instruments convertible into or exchangeable for shares of Voting Common Stock), such Selling Shareholders shall have the right to do so and shall have the right to require each holder of an issued and outstanding share of NV Stock (each a "Co-Seller") to transfer all or any portion of the shares of NV Stock held by such Co-Seller, free and clear of all liens or other encumbrances; *provided, however*, that if the Selling Shareholders do not require each Co-Seller to transfer all shares of NV Stock held in the aggregate by the Co-Sellers, the number of shares of NV Stock to be transferred by each Co-Seller shall be allocated *pro rata* among the Co-Sellers based on their relative number of shares of NV Stock held by each of them. The Selling Shareholder (s) shall

exercise his or their rights under this Section 1.1 by written notice to each Co-Seller including a copy of the document(s) pursuant to which he or they intend to transfer the shares of Voting Common Stock.

Notwithstanding anything to the contrary in this Agreement, the rights of the Selling Shareholders and Co-Sellers under this Section 1.1 are expressly subject and subordinate to (i) the prior rights of first refusal and co-sale of the Company and the holders of Series A Preferred Stock as set forth in the Series A Right of First Refusal and Co-Sale Agreement, and (ii) the liquidation preferences and participation rights of the Series A Preferred Stock as set forth in the Articles of Incorporation. In the event of a Change of Control or Deemed Liquidation Event, the allocation of proceeds to the holders of NV Stock shall be made only after satisfaction of the rights, preferences, and privileges of the Series A Preferred Stock.

1.2 **Terms of Sale**. All shares of NV Stock being transferred by Co-Sellers pursuant to Section 1.1 shall be treated identically with all shares of Voting Common Stock being sold by the Selling Shareholders in all respects; *provided, however*, that the Co-Sellers shall not be required to make any representations or warranties or indemnification obligations in connection with such transfer other than representations, warranties and indemnifications as to (i) such Co-Seller's ownership of the shares being transferred by that Co-Seller; (ii) such Co-Seller's power and authority to effect that transfer of the Membership Interests being transferred by that Co-Seller; and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require, except that that transferee may not require that each Co-Seller be an "accredited investor" within the meaning of the Securities Act and its implementing regulations (an "Accredited Investor").

Notwithstanding the foregoing, the treatment of NV Stock and Voting Common Stock in any such transfer, and the allocation and payment of any consideration or proceeds to the Co-Sellers, shall in all cases be expressly subject and subordinate to the rights, preferences, and privileges of the Series A Preferred Stock as set forth in the Articles of Incorporation, including, without limitation, any liquidation preferences and participation rights. In the event the transaction constitutes a Change of Control or Deemed Liquidation Event (as defined in the Articles of Incorporation), the allocation and payment of proceeds (including any escrow or contingent consideration) to the Co-Sellers shall be made only after the satisfaction in full of the rights, preferences, and privileges of the Series A Preferred Stock. The terms of any purchase and sale agreement or other transaction documents entered into in connection with such transfer shall expressly reflect and implement these priorities.

2. LEGEND.

2.1 Each certificate representing shares of Investor Stock now or hereafter owned by Investor shall be endorsed with the following legend:

> "THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER AND THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE

OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION. THE RIGHTS OF THE HOLDERS OF NON-VOTING COMMON STOCK ARE EXPRESSLY SUBJECT AND SUBORDINATE TO THE RIGHTS, PREFERENCES, AND PRIVILEGES OF THE SERIES A PREFERRED STOCK, INCLUDING IN CONNECTION WITH ANY CHANGE OF CONTROL OR DEEMED LIQUIDATION EVENT, AS SET FORTH IN THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION."

2.2 Investors agree that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in Section 2.1 above to enforce the provisions of this Agreement and the Company agrees to promptly do so.

3. MISCELLANEOUS.

3.1 Conditions to Exercise of Rights. The exercise of Investor's rights under this Agreement is subject to compliance with applicable laws. The Company shall make its best efforts to assist the Investor in ensuring such compliance.

3.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Illinois in all respects without giving effect to conflict of law principles thereof. The parties agree that any action brought by either party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the County of Winnebago, Illinois.

3.3 Amendment. Any provision of this Agreement may be amended or modified and/or the observance thereof may be waived or this Agreement terminated, only with the signed written consent of (i) the Company, and (ii) Investor.

3.4 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors and administrators and other legal representatives.

3.5 Term. This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

(a) the date of the closing of a firm commitment underwritten public offering of the Common Stock pursuant to a registration statement filed with the Securities and Exchange Commission, and declared effective under the Act which results in all outstanding shares of NV Stock being converted into Common Stock.

3.6 **Notices**. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All

communications shall be sent to the party to be notified at the address as set forth on the signature page hereof or at such other address or email address as such party may designate by ten (10) days advance written notice to the other parties hereto (via email being sufficient). If notice is given to the Company, a copy shall also be given to Giannuzzi Lewendon, LLP, 411 West 14th Street, 4th Floor, New York, New York 10014, Attn: Kara Posner, Esq., Email:kara@gllaw.us.

3.7 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.8 Attorneys' Fees. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

3.9 Entire Agreement. This Agreement, along with the Subscription and Joinder Agreement, constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

3.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

The foregoing **Co-Sale Agreement** is hereby executed as of the date first above written.

COMPANY:

Fire Department Coffee, Inc.

Signature:________________________________

Print Name: Luke Schneider

Title: President

Address: 811 W. Riverside Blvd
Rockford, IL 61103

The foregoing **Co-Sale Agreement** is hereby executed as of the date first above written.

INVESTOR:

By_%%SUBSCRIBER_SIGNATURE%%____________________
Name:%%VESTING_AS%%
%%VESTING_AS_EMAIL%%
%%SUBSCRIBER_SIGNATURE%%

OFFICE OF THE SECRETARY OF STATE

ALEXI GIANNOULIAS-Secretary of State

6972-379-9
FEBRUARY 7, 2024

RE FIRE DEPARTMENT COFFEE, INC.

DEAR SIR OR MADAM:

ENCLOSED YOU WILL FIND THE RESTATEMENT OF THE ARTICLES OF INCORPORATION RELATIVE TO THE ABOVE CORPORATION.

THE REQUIRED FILING FEE HAS BEEN RECEIVED AND CREDITED.

SINCERELY,

ALEXI GIANNOULIAS
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
CORPORATION DIVISION
TELEPHONE (217) 782-6961

FORM **BCA 10.30R** (rev. Dec. 2003)
ARTICLES OF AMENDMENT
RESTATED ARTICLES
OF INCORPORATION
Business Corporation Act

Secretary of State
Department of Business Services
501 S. Second St., Rm. 350
Springfield, IL 62756
(217) 782-9522
ilsos.gov

Remit payment in the form of a cashier's check, certified check, money order or an Illinois attorney's or CPA's check payable to Secretary of State.

FILED
FEB 07 2024
ALEXI GIANNOULIAS
SECRETARY OF STATE

File # 69723799 **Filing Fee $150** Approved: [signature]

---- Submit in duplicate ---- Type or print clearly in black ink ---- Do not write above this line ----

1. CORPORATE NAME: FIRE DEPARTMENT COFFEE, INC.
(Note 1)

2. MANNER OF ADOPTION OF AMENDMENT:

The following amendment of the Articles of Incorporation was adopted on FEBRUARY 1, 2024 (Month, Day, Year) in the manner indicated below. ("X" one box only)

☐ By a majority of the incorporators, provided no directors were named in the articles of incorporation and no directors have been elected; (Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.10, the corporation having issued no shares as of the time of adoption of this amendment; (Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder action not being required for the adoption of the amendment; (Note 3)

☐ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required by statute and by the articles of incorporation were voted in favor of the amendment; (Note 4)

☐ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the articles of incorporation. Shareholders who have not consented in writing have been given notice in accordance with Section 7.10; (Notes 4 & 5)

☑ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote on this amendment. (Note 5)

3. (a) List all provisions of the restated articles of incorporation that amend the existing articles of incorporation:

Articles: FOURTH, FIFTH, SIXTH, SEVENTH, EIGHTH, NINTH, TENTH, ELEVENTH, TWELFTH, THIRTEENTH

3. (b) Text of the Restated Articles of Incorporation:
(Attach additional pages if extra space is needed.)
(Note 6)

SEE ATTACHED AMENDED AND RESTATED ARTICLES OF INCORPORATION.

4. The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows: (*If not applicable, insert "No change."*)

NO CHANGE

5. (a) The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital (Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts) is as follows: (*If not applicable, insert "No change."*)

NO CHANGE

(b) The amount of paid-in capital (Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts) as changed by this amendment is as follows:
(*If not applicable, insert "No change."*)
(Note 7)

NO CHANGE

	Before Amendment	After Amendment
Paid-in Capital	$ 1,589,985.85	$ 1,589,985.85

(Complete either Item 6 or 7 below. All signatures must be in BLACK INK.)

6. The undersigned corporation has caused these articles to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true.

Dated FEBRUARY 1 (Month, Day), 2024 (Year)

FIRE DEPARTMENT COFFEE, INC.
(Exact Name of Corporation at date of execution)

Luke Schneider (Feb 1, 2024 17:56 CST)
(Any Authorized Officer's Signature)

LUKE SCHNEIDER, PRESIDENT
(Type or Print Name and Title)

7. If amendment is authorized pursuant to Section 10.10 by the incorporators, the incorporators must sign below, and type or print name and title.

OR

If amendment is authorized by the directors pursuant to Section 10.10 and there are no officers, then a majority of the directors or such directors as may be designated by the board, must sign below, and type or print name and title.

The undersigned affirms, under the penalties of perjury, that the facts stated herein are true.

Dated __________ (Month, Day), ______ (Year)

Articles of Amendment Restated (FDC)

Final Audit Report 2024-02-01

Created:	2024-02-01
By:	LISA K AUGENSEN (laugensen@wilmac.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAeuuOK925uXQwcgrWnuA3qavYEfXSAP8U

"Articles of Amendment Restated (FDC)" History

- Document created by LISA K AUGENSEN (laugensen@wilmac.com)
  2024-02-01 - 10:37:18 PM GMT- IP address: 12.233.75.234

- Document emailed to Luke Schneider (luke@firedeptcoffee.com) for signature
  2024-02-01 - 10:37:23 PM GMT

- Email viewed by Luke Schneider (luke@firedeptcoffee.com)
  2024-02-01 - 11:54:36 PM GMT- IP address: 76.157.207.172

- Document e-signed by Luke Schneider (luke@firedeptcoffee.com)
  Signature Date: 2024-02-01 - 11:56:10 PM GMT - Time Source: server- IP address: 76.157.207.172

- Agreement completed.
  2024-02-01 - 11:56:10 PM GMT

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
FIRE DEPARTMENT COFFEE, INC.

(Pursuant to the Business Corporation Act of the State of Illinois)

FIRE DEPARTMENT COFFEE, INC., a corporation organized and existing under and by virtue of the provisions of the Business Corporation Act of the State of Illinois (the "**Business Corporation Act**"),

DOES HEREBY CERTIFY:

1. That the name of the corporation is Fire Department Coffee, Inc. (the "**Corporation**"), and that the Corporation was originally incorporated pursuant to the Business Corporation Act on January 13, 2015, under the name PI Coffee Roasters, Inc. The name was amended to Fire Department Coffee, Inc. on September 26, 2018.

2. That the Board of Directors of the Corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Articles of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its shareholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the shareholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Articles of Incorporation of the Corporation be amended and restated in their entirety to read as follows:

FIRST: The name of the Corporation is Fire Department Coffee, Inc.

SECOND: The address of the registered office of the Corporation in the State of Illinois is 120 West State Street, Suite 400, in the City of Rockford, County of Winnebago. The name of its registered agent at such address is Daniel A. Huntley.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Act.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 113,614,285. The Corporation has four classes of stock, referred to as: Voting Common Stock; Non-Voting Common Stock; Voting Preferred Stock; and Non-Voting Preferred Stock. There are: 110,000,000 shares of authorized Voting Common Stock, no par value per share (the "**Voting Common Stock**"); 2,900,000 shares of authorized Non-Voting Common Stock, no par value per share (the "**Non-Voting Common Stock**" and, together with the Voting Common Stock, the "**Common Stock**"); 238,095 shares of authorized Voting Preferred Stock, no par value per share (the "**Voting Preferred Stock**"); and 476,190 shares of authorized Non-Voting Preferred Stock, no par value per share (the "**Non-Voting Preferred Stock**" and, together with the Voting Preferred Stock, the "**Preferred Stock**" (all of which Preferred Stock are hereby designated as "Series A Preferred Stock")).

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Voting Common Stock shall be entitled to one (1) vote for each share of Voting Common Stock held as of the applicable record date for each meeting of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation (these "**Articles of Incorporation**") that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to these Articles of Incorporation or pursuant to the Business Corporation Act. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of these Articles of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of any applicable provisions of the Business Corporation Act. Except as otherwise provided by applicable law, the Non-Voting Common Stock shall be non-voting and the holders of the Non-Voting Common Stock shall have no right to vote on any matter.

B. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series A Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in these Articles of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1**Error! Reference source not found.** shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock. The "**Original Issue**

Price" shall mean, with respect to the Series A Preferred Stock, $8.40 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to shareholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its shareholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Voting Preferred Stock, voting together as a single class on an as-converted to Voting Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.32.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the shareholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Business Corporation Act within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by Illinois law governing distributions to shareholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event the ("**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain

outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Illinois law governing distributions to shareholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 2.3.2, the Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the approval of the Preferred Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial

Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of a meeting), each holder of outstanding shares of Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Articles of Incorporation, holders of Voting Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis. Except as otherwise provided by applicable law, the Non-Voting Preferred Stock shall be non-voting and the holders of the Non-Voting Preferred Stock shall have no right to vote on any matter.

3.2 Election of Directors.

(a) At all times when there are shares of Voting Preferred Stock outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Voting Preferred Stock), (i) the holders of record of the shares of Voting Preferred Stock, exclusively and voting together as a separate class on an as-converted to Voting Common Stock basis, shall be entitled to elect one director of the Corporation (the **"Preferred Director"**); and (ii) the holders of record of the shares of Voting Common Stock shall be entitled to elect four directors of the Corporation (the **"At-Large Directors"**); provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Voting Preferred Stock without a separate action by the holders of Voting Preferred Stock.

(b) Any director elected or appointed as provided in Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders.

(c) If the holders of shares of Voting Preferred Stock and/or Voting Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 3.2(a) (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the proviso in Section 3.2(a)), then any directorship not so filled shall remain vacant until such time as the holders of the Voting Preferred Stock and/or Voting Common Stock, as the case may be, fill such directorship in accordance with Section 3.2(a).

(d) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(e) The **"Requisite Directors"** shall mean approval by the Board of Directors, including the approval of the Preferred Director then seated.

3.3 Preferred Stock Protective Provisions. At all times when there are shares of Voting Preferred Stock outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or these Articles of Incorporation) the written consent or affirmative vote of the Requisite Holders, and any such act or transaction that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void ab initio, and of no force or effect.

3.3.1 amend, alter or repeal any provision of these Articles of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock (or any series thereof);

3.3.2 effect any adverse change to the rights, preferences or privileges of the Preferred Stock (or any series thereof), including by merger, consolidation or otherwise;

3.3.3 increase or decrease the authorized number of shares of Common Stock, Preferred Stock, or any additional class or series of capital stock of the Corporation;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof and (iv) redemptions, dividends or repurchases approved by the Requisite Directors; or

3.3.5 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.2 below) (provided, that (a) Voting Preferred Stock shall only be convertible into Voting Common Stock and (b) Non-Voting Preferred Stock shall only be convertible into Non-Voting Common Stock), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Preferred Stock as of the Original Issue Date shall be equal to $8.40 per share of Series A Preferred Stock. Such initial Conversion Price for a series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes

the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Articles of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Additional Shares of Common Stock"** means all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved (i) prior to the Original Issue Date or (ii) by the Requisite Directors;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another entity by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

(b) **"Convertible Securities"** means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) **"Option"** means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) **"Original Issue Date"** means the date on which the first share of Series A Preferred Stock is issued.

4.4.2 No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible

Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.4.2 (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the

terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such

Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than 180 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be

made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred

Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock (provided, that (a) Voting Preferred Stock shall only be convertible into Voting Common Stock and (b) Non-Voting Preferred Stock shall only be convertible into Non-Voting Common Stock), at the then effective conversion rate as calculated pursuant to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**"): (a) immediately prior to the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the shares of Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Requisite Directors; or (b) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Directors.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock (or the applicable series thereof) shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common

Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. Redemption. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder or the Corporation.

7. Redeemed or Otherwise Acquired Shares. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series; provided, however, that any holder of Preferred Stock may waive his, her or its rights hereunder on such holder's own behalf without the consent of any other party.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the Business Corporation Act, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by these Articles of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by these Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, for so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the Requisite Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in the Investors' Rights Agreement, dated on or about the Original

Issue Date, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time, to the extent required by such provision and if the Preferred Director is then serving.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of shareholders may be held within or outside of the State of Illinois, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Illinois at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer. If the Business Corporation Act or any other law of the State of Illinois is amended after approval by the shareholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Business Corporation Act as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the shareholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

Any amendment, repeal modification or elimination of the foregoing provisions of this Article Ninth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of these Articles of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of shareholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and

employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, shareholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Tenth will only be prospective and will not affect the rights under this Article Tenth in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in these Articles of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Tenth.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the state and federal courts located in the County of Cook in the State of Illinois shall be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Business Corporation Act or the Corporation's articles of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which such abovementioned court(s) determine that there is an indispensable party not subject to the jurisdiction of such court(s) (and the indispensable party does not consent to the personal jurisdiction of such court(s) within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court(s), or for which such court(s) do not have subject matter jurisdiction.

THIRTEENTH: If any provision or provisions of these Articles of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of these Articles of Incorporation (including, without limitation, each portion of any sentence of these Articles of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with the applicable provisions of the Business Corporation Act.

4. That these Articles of Incorporation, which restate and integrate and further amend the provisions of the Corporation's Articles of Incorporation, have been duly adopted in accordance with the applicable provisions of the Business Corporation Act.

[Signature Page Follows]

IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of the Corporation on February 2, 2024.

By: Luke Schneider (Feb 2, 2024 10:32 CST)
Luke Schneider, President

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**") is made as of February 13, 2024, by and among Fire Department Coffee, Inc., an Illinois corporation (the "**Company**"), the Investors (as defined below), and the Key Holders (as defined below).

RECITALS

WHEREAS, each Key Holder is the beneficial owner of shares of Capital Stock or of options to purchase Common Stock;

WHEREAS, the Company and the Investors are parties to that certain Series A Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**"), pursuant to which the Investors have agreed to purchase shares of Series A Preferred Stock (as defined below); and

WHEREAS, the Key Holders and the Company desire to further induce the Investors to purchase the Series A Preferred Stock.

NOW, THEREFORE, the parties agree as follows:

1. Definitions.

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from shareholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

1.5 "**Common Stock**" means, collectively, shares of the Company's (i) Voting Common Stock, no par value per share (the "**Voting Common Stock**"), and (ii) Non-Voting Common Stock, no par value per share (the "**Non-Voting Common Stock**").

1.6 "**Company Notice**" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "**Deemed Liquidation Event**" has the meaning ascribed to it in the Restated Articles.

1.8 "**Investor Notice**" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.9 "**Investors**" means Oak View LP, a Delaware limited partnership ("**Oak View**"), each person to whom the rights of an Investor are assigned pursuant to Section 6.9, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.11.

1.10 "**Key Holders**" means the persons named on Schedule A hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.9 or 6.17.

1.11 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.12 "**Preferred Stock**" means, collectively, shares of the Company's (i) Voting Preferred Stock, no par value per share (the "**Voting Preferred Stock**"), and (ii) Non-Voting Preferred Stock, no par value per share (the "**Non-Voting Preferred Stock**"), all of which shares have been designated Series A Preferred Stock (the "**Series A Preferred Stock**").

1.13 "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.14 "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.15 "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.16 "**Restated Articles**" means the Company's Amended and Restated Articles of Incorporation, as amended and/or restated from time to time.

1.17 "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.18 "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated

Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.20 "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

1.21 "**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.22 "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.23 "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.24 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Key Holders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b). In the event of a conflict between this Agreement and the Company's Bylaws containing a preexisting right of first refusal, the terms of this Agreement will control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b).

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten-day period specified in the last sentence of Section 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor for any reason cannot or does not wish to pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above,

and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d) Allocation of Consideration.

(i) Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Articles and, if applicable, the next sentence as if (A) such transfer were a Deemed Liquidation Event, and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "**Initial Consideration**") shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Articles as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Articles after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type

and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

3. Exempt Transfers.

3.1 Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its shareholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, or (c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during such person's lifetime or on death by will or intestacy to such person's spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or such person's spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other relative approved by a majority of the Board of Directors, or any custodian or trustee of any trust, partnership, limited liability company or other corporate entity for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; provided that in the case of clause(s) (a) or (c), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event.

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE SHAREHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to a Public Offering, the registration by the Company of shares of its Common Stock or any other equity securities on a registration statement (other than a Form S-8), and ending on the date specified by the managing underwriter or the Company, as applicable (such period not to exceed 180 days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (a) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock (or other equity securities of the Company) or any securities convertible into or exercisable or exchangeable (directly or indirectly) for such Common Stock (or other equity securities) held or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period. The Company's underwriters are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters that are consistent with this Section 5 or that are necessary to give further effect thereto. In the event a Key Holder is or becomes party to a lock-up or market standoff agreement with the Company or any third party beneficiary of this Section 5.1 that contains terms that are more restrictive to the Key Holder, the Key Holder agrees that the Key Holder shall be subject to the more restrictive terms and compliance therewith shall be deemed compliance herewith.

5.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

5.3 Survival. Unless and only to the extent otherwise superseded by an underwriting agreement entered into in connection with the underwritten Public Offering, the obligations of the Key Holders under this Section 5 shall survive the termination of this Agreement or any provision(s) of this Agreement.

6. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's initial Public Offering ("**IPO**") and (b) the consummation of a Deemed Liquidation Event in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive substantially similar rights.

6.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3 Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution.

(a) The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts located in the County of Cook in the State of Illinois for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state and federal courts located in the County of Cook in the State of Illinois, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the state and federal courts located in the County of Cook in the State of Illinois having subject matter jurisdiction.

(c) WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their email

address or address as set forth on the signature pages hereto or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to the principal office of the Company and a copy (which copy shall not constitute notice) shall also be sent to [•]. If notice is given to the Investor, a copy (which copy shall not constitute notice) shall also be sent to Vedder Price P.C., 222 North LaSalle Street, Chicago, Illinois 60601, Attention: Guy E. Snyder, Email: gsnyder@vedderprice.com.

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any shareholder notice pursuant to the Business Corporation Act of the State of Illinois (the "**BCA**"), as amended or superseded from time to time, by electronic mail pursuant to the applicable provisions of the BCA (or any successor thereto) at the electronic mail address set forth below such party's name on the signature pages hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

6.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, (c) the holders holding a majority of the shares of Voting Common Stock issued or issuable upon conversion of the shares of Voting Preferred Stock held by the Investors (voting together as a single class); and (d) the holders holding a majority of the shares of Voting Preferred Stock held by the Investors (voting together as a single class); provided that the Company may in its sole discretion waive compliance with any provision of this Agreement if observance of the terms would cause the Company or any Investor to be in violation of applicable Sanctions. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor

or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, and (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires all the shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction) held by such Investor, it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement and thereafter shall be deemed an "**Investor**" for all purposes hereunder.

6.12 Governing Law. This Agreement shall be governed by the internal law of the State of Illinois, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Illinois.

6.13 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.17 Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) 1% or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.18 Sanctions. For the avoidance of doubt, at any time that a Person is or becomes a Sanctioned Party, all rights granted to the Person under this Agreement, including, without limitation, any right to purchase any Capital Stock, will be immediately suspended for so long as such Person is a Sanctioned Party or until authorization is issued by a relevant government authority as required by applicable Sanctions.

6.19 Costs of Enforcement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY: Fire Department Coffee, Inc.

By: Luke Schneider (Feb 8, 2024 14:22 CST)
Name: Luke Schneider
Title: Chief Executive Officer
Address: 811 W. Riverside Blvd
Rockford, Illinois 61103
Email: luke@firedeptcoffee.com

KEY HOLDERS: LUKE SCHNEIDER

Luke Schneider (Feb 8, 2024 14:22 CST)
Luke Schneider

Address: c/o Fire Department Coffee
811 W. Riverside Blvd.
Rockford, IL 61103
Email: luke@firedeptcoffee.com

INVESTOR: OAK VIEW LP

By: Matthew Twenty Five LLC, its General Partner

By: ______________________
Name: Phil Triolo
Title: President
Address: 2700 International Drive, Suite 304
West Chicago, Illinois 60185
Email: ptriolo@matthew25.com

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY: Fire Department Coffee, Inc.

By: ______________________________
Name: Luke Schneider
Title: Chief Executive Officer
Address: 811 W. Riverside Blvd
Rockford, Illinois 61103
Email: luke@firedeptcoffee.com

KEY HOLDERS: LUKE SCHNEIDER

____
Luke Schneider

Address: c/o Fire Department Coffee
811 W. Riverside Blvd.
Rockford, IL 61103
Email: luke@firedeptcoffee.com

INVESTOR: OAK VIEW LP

By: Matthew Twenty Five LLC, its General Partner

By: ______________________________
Name: Phil Triolo
Title: President
Address: 2700 International Drive, Suite 304
West Chicago, Illinois 60185
Email: ptriolo@matthew25.com

SCHEDULE A

KEY HOLDERS

Luke Schneider
Address: c/o Fire Department Coffee
811 W. Riverside Blvd
Rockford, IL 61103
Phone Number: 847-271-9053
Email: luke@firedeptcoffee.com

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "**Agreement**") is made as of February 13, 2024, by and among Fire Department Coffee, Inc., an Illinois corporation (the "**Company**"), and the Investors (as defined below).

RECITALS

WHEREAS, the Company and the Investors are parties to that certain Series A Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**"); and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register Registrable Securities issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2 "**Articles of Incorporation**" means the Company's Amended and Restated Articles of Incorporation, as amended and/or restated from time to time.

1.3 "**Board of Directors**" means the board of directors of the Company.

1.4 "**Common Stock**" means, collectively, shares of the Company's (i) Voting Common Stock, no par value per share (the "**Voting Common Stock**"), and (ii) Non-Voting Common Stock, no par value per share (the "**Non-Voting Common Stock**").

1.5 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.6 "**Deemed Liquidation Event**" shall have the meaning ascribed to it in the Company's Articles of Incorporation, as in effect on the date of this Agreement and regardless of the date on which such event occurs.

1.7 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.10 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.11 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.12 "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.13 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.14 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.15 "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.16 "**Investors**" means Oak View LP, a Delaware limited partnership ("**Oak View**"), each person to whom the rights of an Investor are assigned pursuant to Section 6.1, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.9.

1.17 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.18 "**Major Investor**" means any Investor party hereto that, individually or together with such Investor's Affiliates, holds at least 50% of the Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof) being purchased on the Closing (as defined in the Purchase Agreement).

1.19 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.20 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.21 "**Preferred Director**" means any director of the Company that the holders of record of the shares of Voting Preferred Stock are entitled to elect, exclusively and as a separate class on an as-converted to Voting Common Stock basis, pursuant to the Articles of Incorporation, and, further, who shall be designated from time to time by Oak View, in its sole discretion, pursuant to the Voting Agreement (as defined in the Purchase Agreement).

1.22 "**Preferred Stock**" means, collectively, shares of the Company's (i) Voting Preferred Stock, no par value per share (the "**Voting Preferred Stock**"), and (ii) Non-Voting Preferred Stock, no par value per share (the "**Non-Voting Preferred Stock**"), all of which shares have been designated Series A Preferred Stock (as defined in the Articles of Incorporation).

1.23 "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, held by the Investors from time to time; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced above; excluding in all cases (other than the restrictions on transfer and legend requirements in Section 2.12), however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.12(c).

1.24 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.25 "**Requisite Preferred Director Vote**" means the approval of the Board of Directors, including the Preferred Director then seated.

1.26 "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.27 "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.28 "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

1.29 "**SEC**" means the Securities and Exchange Commission.

1.30 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.31 "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.32 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.33 "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) **Form S-1 Demand**. If at any time after the earlier of (i) four years after the date of this Agreement or (ii) 180 days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least 40% of the Registrable Securities then outstanding, then the Company shall: (x) within ten days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within 60 days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(b) **Form S-3 Demand**. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5,000,000, then the Company shall (i) within ten days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 90 days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any

12-month period; and provided further that the Company shall not register any securities for its own account or that of any other shareholder during such 90 day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is 60 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected one registration pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b), (i) during the period that is 30 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the 12-month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2 Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration or a registration pursuant to Section 2.1), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within 20 days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement and to such Holder's intended method of distribution, and the liability of such

Holder shall be several and not joint, and limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below 25% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other shareholder's securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, shareholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than 50% of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such 120-day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such 120-day period shall be extended for up to an additional 90 days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders selected by the Preferred Director ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 (other than fees and disbursements of counsel to any Holder, other than the Selling Holder Counsel, which shall be borne solely by the Holder engaging such counsel) shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and shareholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from

which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration except to the extent such information has been corrected in a subsequent writing prior to the sale of Registrable Securities to the Person asserting the claim.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any) who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration and that has not been corrected in a subsequent writing prior to the sale of Registrable Securities to the Person asserting the claim; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities

Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the provisions of this Section 2.8 that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies);

(ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, subject in all cases to the provisions of the Articles of Incorporation, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding (that are entitled to vote pursuant to the terms of the Articles of Incorporation), enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.9.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement (other than an Excluded Registration) on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days in the case of the IPO, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap, hedging, or other transaction or arrangement that transfers, or is designed to transfer, to another, in whole or in part, any of the economic consequences of ownership, directly or indirectly, of such securities, whether or not any such transaction or arrangement described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all shareholders individually owning more than 1% of the Company's outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto.

2.12 Restrictions on Transfer.The Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act

and all other applicable U.S. laws and regulations. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or, following the IPO, SEC Rule 144, in each case, to be bound by the terms of this Section 2.12.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction or, following the IPO, the transfer is made pursuant to SEC Rule 144, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer, provided that no such notice shall be required in connection if the intended sale, pledge or transfer complies with SEC Rule 144. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate, instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order

to establish compliance with any provisions of the Securities Act and the Company will use commercially reasonable efforts to cause any such legend be removed.

2.13 Termination and Suspension of Registration Rights.

(a) The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall terminate, as to such Holder, upon the earliest to occur of:

(i) the closing of a Deemed Liquidation Event, in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive registration rights from the acquiring company or other successor to the Company reasonably comparable to those set forth in this Section 2;

(ii) such time after consummation of an IPO, when the Holder (A) together with together with its "affiliates" (as determined under SEC Rule 144) holds less than 1% of the outstanding capital stock of the Company and (B) may immediately sell all of the Holder's Registrable Securities under SEC Rule 144 without volume limitation, or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation, during a three-month period without registration;

(iii) the fourth anniversary of the IPO or such later date that is 180 days following the expiration of all deferrals of the Company's obligations pursuant to Section 2 that remain in effect as of such anniversary; and

(b) The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall be suspended during any time as such Holder is a Sanctioned Party.

3. Information and Observer Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor:

(a) as soon as practicable, but in any event within 180 days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Approved Annual Budget (as defined below) for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year, and (iii) a statement of shareholders' equity as of the end of such year[, all such financial statements audited and certified by independent public accountants of nationally recognized standing selected by the Company;

(b) as soon as practicable, but in any event within 45 days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of shareholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) starting with fiscal year 2025, as soon as practicable, but in any event within 30 days after the end of each month, an unaudited income statement and statement of cash flows for such month, and an unaudited balance sheet and statement of shareholders' equity as of the end of such month,

all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP); and

(d) as soon as practicable, the Company's Approved Annual Budget.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

If reasonably requested by a Major Investor, the Company shall provide the information required by, or reasonably requested pursuant to, this Section 3.1 to such Major Investor by uploading the information to a portfolio management platform.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date 30 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor, at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Observer Rights. As long as Oak View owns shares of Voting Preferred Stock (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative of such Investor to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting would be reasonably likely to adversely affect the attorney-client privilege between the Company and its counsel.

3.4 Termination of Information and Observer Rights. The covenants set forth in Sections 3.1, 3.2 and 3.3 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO; (ii) with respect to any Investor that is or becomes a Sanctioned Party, for so long as such Investor is a Sanctioned Party; (iii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act; or (iv) upon the closing of a Deemed Liquidation Event, whichever event occurs first; provided that, with respect to clause (iv), the covenants set forth in Section 3.1 shall only terminate if the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities or if the Investors receive financial information from the acquiring company or other successor to the Company comparable to those set forth in Section 3.1.

3.5 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its

investment in the Company) any confidential information obtained from the Company (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.5 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.5; (iii) to any existing or prospective Affiliate, partner, member, shareholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

3.6 Waiver of Statutory Information Rights.

(a) Each Investor hereby acknowledges and agrees that until the consummation of the IPO, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock or Preferred Stock owned by such Investor (a "**Beneficial Owner**"), waived, and does hereby so waive, any rights such Investor or a Beneficial Owner might otherwise have had under the applicable provisions of the Business Corporation Act of the State of Illinois (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its shareholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a shareholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Sections 3.1, 3.2, or 3.6(b) of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights as a shareholder otherwise provided by the applicable provisions of the Business Corporation Act of the State of Illinois (or under similar rights under other applicable law).

(b) Within 15 days after request by any Investor that is not a Major Investor (but no more frequently than once per each quarter of each fiscal year of the Company), the Company shall deliver to such requesting Investor a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the relevant Investors to calculate its respective percentage equity ownership in the Company.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major

Investor ("**Investor Beneficial Owners**"); provided that each such Affiliate or Investor Beneficial Owner agrees to enter into this Agreement and the Voting Agreement (as defined in the Purchase Agreement) as an "**Investor**" under each such agreement; and, provided that the Company shall not be obligated to offer or sell any New Securities to any person or entity that is a Sanctioned Party.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within 20 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such 20 day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten-day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of 90 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the 90 day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Articles of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) shares issued pursuant to any employee stock incentive plan or agreement approved by the Company's Board of Directors.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon the closing of a Deemed Liquidation Event in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive participation rights from the acquiring company or other successor to the Company reasonably comparable to those set forth in this Section 4 whichever event occurs first.

5. Additional Covenants.

5.1 Insurance. The Company shall obtain, within 90 days of the date hereof, from financially sound and reputable insurers, directors and officers liability insurance in an amount and on terms and conditions approved by the Requisite Preferred Director Vote, and will use commercially reasonable efforts to cause such insurance policy to be maintained until such time as the Requisite Preferred Director Vote determines that such insurance should be discontinued. No such policy shall be cancelable by the Company without prior approval by the Requisite Preferred Director Vote. Notwithstanding any other provision of this Section 5.1 to the contrary, during such time(s) as the Preferred Director is serving on the Board of Directors, the Company shall include the Investor entitled to designate the Preferred Director pursuant to the Voting Agreement (as defined in the Purchase Agreement) as an additional insured in such policy, and shall annually, within 120 days after the end of each fiscal year of the Company, deliver to such Investor a certification that such directors and officers liability insurance policy remains in effect.

5.2 Employee Agreements. Unless otherwise approved by the Requisite Preferred Director Vote, the Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure, proprietary rights assignment agreement and, to the extent legally permissible, non-competition and non-solicitation agreement. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Requisite Preferred Director Vote.

5.3 Matters Requiring Board of Directors Approval. The Company hereby covenants and agrees with each of the Investors that it shall not, without the approval of a majority of the Board of Directors, agree to or enter into any transaction or agreement (oral or written) with Luke Schneider or any of such Person's Immediate Family Members or any of their Affiliates (including, without limitation, changing the compensation of or approving any option grants or stock awards to such Persons).

5.4 Board Matters. The Company shall reimburse the directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

5.5 Annual Budget. The Company shall, at least 30 days before the end of each fiscal year, prepare an annual budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months (the "**Budget**"). The Company shall submit the Budget to the Board of Directors for approval (the "**Approved Annual Budget**").

5.6 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Articles of Incorporation, or elsewhere, as the case may be.

5.7 Expenses of Counsel and Transaction Assistance in an IPO and Sale of the Company.

(a) Expense Reimbursement. In the event of an IPO or a transaction that is a Sale of the Company (as defined in the Voting Agreement (as defined in the Purchase Agreement)) (each, a "**Reimbursed Transaction**"), the reasonable fees and disbursements of one counsel for the Investors

selected by the Preferred Director ("**Investor Counsel**"), solely in their capacities as shareholders, shall be borne and paid by the Company.

(b) Sale of the Company. At the outset of considering a transaction, which if consummated would constitute Sale of the Company, the Company shall obtain the ability to share with the Investor Counsel (and such counsel's clients) and shall share the confidential information (including, without limitation, the initial and all subsequent drafts of memoranda of understanding, letters of intent and other transaction documents and related noncompete, employment, consulting and other compensation agreements and plans) pertaining to and memorializing any of the transactions, which, individually or when aggregated with others, would constitute the Sale of the Company. The Company shall be obligated to share (and cause the Company's counsel and investment bankers to share) such materials when distributed to the Company's executives and/or any one or more of the other parties to such transaction(s).

(c) IPO. If in connection with the IPO the underwriters or the Company request the execution of additional agreements pursuant to Section 2.11, the Company shall share (and cause the Company's underwriters or their counsel to share) the form of such agreement with the Investor Counsel no less than ten days prior to the deadline for execution such agreement, and in any event, no later than 20 days prior to the first public filing of a registration statement in connection with the IPO. The Company shall be obligated to provide ten days' advanced written notice to Investor Counsel of any deadlines for written information that may be required by the Company to be furnished or reviewed by or on behalf of any Holder to be used in connection with the IPO (e.g., information relating to beneficial ownership, director biographies, and summaries of material contracts to which Holder is a party).

(d) Joint Defense/Common Interest Agreement. In the event that Investor Counsel deems it appropriate, in its reasonable discretion, to enter into a joint defense/common interest agreement or other arrangement to enhance the ability of the parties to protect their communications and other reviewed materials under the attorney client privilege, the Company shall, and shall direct its counsel to, execute and deliver to Investor Counsel and its clients such an agreement in form and substance reasonably acceptable to Investor Counsel and the Company's counsel. In the event that one or more of the other party or parties to such transactions require the clients of Investor Counsel to enter into a confidentiality agreement and/or joint defense and/or common interest agreement in order to receive such information, then the Company shall share whatever information can be shared without entry into such agreement and shall, at the same time, in good faith work expeditiously to enable Investor Counsel and its clients to negotiate and enter into the appropriate agreement(s) without undue burden to the clients of Investor Counsel.

5.8 Indemnification Matters. The Company hereby acknowledges that the Preferred Director may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (i.e., its obligations to the Preferred Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Preferred Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by the Preferred Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any the Preferred Director to the extent legally permitted and as required by the Articles of Incorporation or Bylaws of the Company (or any agreement between the Company and the Preferred Director), without regard to any rights the Preferred Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any the Preferred Director with respect to any claim for which the Preferred Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a

right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Preferred Director against the Company. The Preferred Director and the Investor Indemnitors are intended third-party beneficiaries of this Section 5.8 and shall have the right, power and authority to enforce the provisions of this Section 5.8 as though they were a party to this Agreement.

5.9 Right to Conduct Activities. The Company hereby agrees and acknowledges that Oak View (together with its Affiliates) (a "**Professional Investment Organization**") is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). Nothing in this Agreement shall preclude or in any way restrict the Professional Investment Organization from evaluating or purchasing securities, including publicly traded securities, of a particular enterprise, or investing or participating in any particular enterprise whether or not such enterprise has products or services that compete with those of the Company; and the Company hereby agrees that, to the extent permitted under applicable law, no Professional Investment Organization shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by such Professional Investment Organization in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of such Professional Investment Organization to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not contravene the confidentiality obligations in Section 3.5 or otherwise in this Agreement or relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with such person's fiduciary duties to the Company.

5.10 Termination of Covenants. The covenants set forth in this Section 5, except for Section 5.6, 5.7(a) and 5.8, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO; (ii) upon a Deemed Liquidation Event, whichever event occurs first; or (iii) with respect to any obligation to an Investor that is or becomes a Sanctioned Party, for so long as such Holder is a Sanctioned Party; provided that, with respect to clause (ii), the covenants set forth in Section 5 shall only terminate if the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities or if the acquiring company or other successor to the Company agrees to covenants comparable to those set forth in Section 5.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, together with its Affiliates, would be a Major Investor; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11; and (z) such assignee is not a Sanctioned Party. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or shareholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to

the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by the internal law of the State of Illinois, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Illinois.

6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the Investor and the Company at their email addresses and addresses set forth on the signature pages hereto, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to [•]. If notice is given to the Investor, a copy (which copy shall not constitute notice) shall also be sent to Vedder Price P.C., 222 North LaSalle Street, Chicago, Illinois 60601, Attention: Guy E. Snyder, Email: gsnyder@vedderprice.com.

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any shareholder notice pursuant to the Business Corporation Act of the State of Illinois (the "**BCA**"), as amended or superseded from time to time, by electronic mail pursuant to the applicable provisions of the BCA (or any successor thereto) at the electronic mail address set forth below such party's name on the signature pages hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in such shareholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Investor; provided that the Company may in its sole discretion waive compliance with Section

2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, provided that the Company may in its sole discretion waive compliance with any provision of this Agreement if observance of the terms would cause the Company or any Investor to be in violation of applicable Sanctions; and (b) Sections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only (and only with) the written consent of the Company and the holders of a majority of the shares of Voting Preferred Stock then outstanding and held by the Major Investors. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any provision contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, and thereafter shall be deemed an "**Investor**" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "**Investor**" hereunder.

6.10 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

6.11 Dispute Resolution.

(a) The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts located in the County of Cook in the State of Illinois for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state and federal courts located in the County of Cook in the State of Illinois, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not

subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the state and federal courts located in the County of Cook in the State of Illinois having subject matter jurisdiction. WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Costs of Enforcement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

6.13 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

COMPANY: FIRE DEPARTMENT COFFEE, INC.

By: ______________________________
Name: Luke Schneider
Title: Chief Executive Officer
Address: 811 W. Riverside Blvd
Rockford, Illinois 61103
Email: luke@firedeptcoffee.com

INVESTOR: OAK VIEW LP

By: Matthew Twenty Five LLC, its General Partner

By: ______________________________
Name: Phil Triolo
Title: President
Address: 2700 International Drive, Suite 304
West Chicago, Illinois 60185
Email: ptriolo@matthew25.com

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

COMPANY:

FIRE DEPARTMENT COFFEE, INC.

By: ______________________________
Name: Luke Schneider
Title: Chief Executive Officer
Address: 811 W. Riverside Blvd
Rockford, Illinois 61103
Email: luke@firedeptcoffee.com

INVESTOR:

OAK VIEW LP

By: Matthew Twenty Five LLC, its General Partner

By: ______________________________
Name: Phil Triolo
Title: President
Address: 2700 International Drive, Suite 304
West Chicago, Illinois 60185
Email: ptriolo@matthew25.com

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**") is made as of February 13, 2024, by and among Fire Department Coffee, Inc., an Illinois corporation (the "**Company**"), the Investors (as defined below), and the Key Holders (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, the Company and the Investors are entering into a Series A Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Series A Preferred Stock (as defined below) and, in connection with the Purchase Agreement, the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board of Directors**") in accordance with the terms of this Agreement. Capitalized terms used but not defined herein have the meanings given to such terms in the Purchase Agreement.

NOW, THEREFORE, the parties agree as follows:

1. Voting Provisions Regarding the Board of Directors.

1.1 Definitions. For purposes of this Agreement:

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

(b) "**Common Stock**" means, collectively, shares of the Company's (i) Voting Common Stock, no par value per share (the "**Voting Common Stock**"), and (ii) Non-Voting Common Stock, no par value per share (the "**Non-Voting Common Stock**").

(c) "**Investors**" means Oak View LP, a Delaware limited partnership ("**Oak View**"), each Person who hereafter becomes a party to this Agreement pursuant to Section 7.1(a), and each Person to whom the rights of an Investor are assigned pursuant to Section 7.2.

(d) "**Key Holders**" means the Persons named on Schedule A hereto, each Person who hereafter becomes a party to this Agreement pursuant to Section 7.1(b), and each Person to whom the rights of a Key Holder are assigned pursuant to Section 7.2.

(e) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

(f) "**Preferred Stock**" means, collectively, shares of the Company's (i) Voting Preferred Stock, no par value per share (the "**Voting Preferred Stock**"), and (ii) Non-Voting Preferred Stock, no par value per share (the "**Non-Voting Preferred Stock**"), all of which shares have been designated Series A Preferred Stock (the "**Series A Preferred Stock**").

(g) "**Qualified Key Holder**" means a Person who is a Key Holder and (i) if an individual, is providing services to the Company as an employee and (ii) if an entity, is owned or controlled by an individual providing services to the Company as an employee.

(h) "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

(i) "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

(j) "**Shareholders**" means the Investors, the Key Holders, and each other shareholder of the Company that becomes party to this Agreement.

(k) "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board of Directors, including, without limitation, all shares of Voting Common Stock and Voting Preferred Stock, by whatever name called, now owned or subsequently acquired by a Shareholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(l) Any reference in this Agreement to "**vote**" or "**voting**" or similar language shall include, without limitation, action by written consent of the shareholders.

1.2 Composition of the Board of Directors. Each Shareholder agrees to vote, or cause to be voted, all Shares owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders, subject to Section 5, the following Persons shall be elected to the Board of Directors:

(a) as the "**Preferred Director**," one individual designated from time to time by Oak View, for so long as Oak View and its Affiliates (i) continue to beneficially own shares of Voting Preferred Stock and (ii) are not Sanctioned Parties, which individual as of the date of this Agreement is Don Kremin; and

(b) as the "**At-Large Directors**," four individuals designated from time to time by the majority vote of the holders of record of the shares of Voting Common Stock and Voting Preferred Stock, exclusively and voting together as a single class on an as-converted to Voting Common Stock basis, which individuals as of the date of this Agreement are Luke Schneider, Jason Patton, Peter Provenzano, and Jeff Fahrenwald.

For clarity, to the extent that the election of a director pursuant to any of foregoing clauses (a) or (b) above shall not be applicable, or shall cause the Company to violate applicable Sanctions, any director who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the shareholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Articles.

1.3 Failure to Designate a Director Candidate; Vacancies. In the absence of any designation from (a) in the case of the Preferred Director, Oak View, and (b) in the case of the At-Large Directors, the

Shareholders that hold the requisite votes to approve an At-Large Director pursuant to Section 1.2, then the individual then serving in such Preferred Director or At-Large Director position, as the case may be, shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such seat on the Board of Directors shall remain vacant until filled as provided above. Similarly, in the absence of the requisite approval of (y) in the case of the Preferred Director, Oak View, and (z) in the case of the At-Large Directors, the Shareholders that hold the requisite votes to approve an At-Large Director pursuant to Section 1.2, then the individual then serving in such Preferred Director or At-Large Director position, as the case may be, shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such seat on the Board of Directors shall remain vacant until filled as provided above. Any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled only pursuant to the provisions of this Section 1.3.

1.4 Removal of Members of the Board of Directors. Each Shareholder also agrees to vote, or cause to be voted, all Shares owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) a director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, shall be promptly removed from office upon the occurrence of any of the following: (i) in the case of the Preferred Director, the written request of Oak View to remove such Preferred Director; and (ii) in the case of an At-Large Director, the written request of the Shareholders that hold the requisite votes to approve an At-Large Director pursuant to Section 1.2 to remove such At-Large Director; (iii) if such director is no longer entitled or eligible to occupy such seat on the Board of Directors pursuant to the applicable conditions of Section 1.2; or (iv) the director is a Sanctioned Party; and

(b) no director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, may be removed from office unless (i) such removal is made in accordance with Section 1.4(a); or (ii) the applicable subsection of Section 1.2 is no longer in effect pursuant to its terms.

1.5 Shareholder Action. All Shareholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees to call a special meeting of shareholders for the purpose of electing, removing or replacing directors upon the written request of (a) in the case of the Preferred Director, the written request of Oak View; and (b) in the case of an At-Large Director, the written request of the Shareholders that hold the requisite votes to approve an At-Large Director pursuant to Section 1.2.

1.6 No Liability for Election of Designated or Approved Directors. No Shareholder, nor any Affiliate of any Shareholder, shall have any liability as a result of designating or approving a Person for election as a director for any act or omission by such designated or approved Person in such Person's capacity as a director of the Company, nor shall any Shareholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Vote to Increase Authorized Common Stock. Each Shareholder agrees to vote or cause to be voted all Shares owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from shareholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock**

Sale"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**," as defined in the Restated Articles.

3.2 Actions to be Taken. In the event that (i) the holders of at least a majority of the then issued and outstanding shares of Voting Preferred Stock (which majority must include the vote of Oak View for so long as Oak View owns Voting Preferred Stock) (the "**Selling Investors**"), (ii) the holders of at least a majority of the then issued and outstanding shares of Voting Common Stock (including those shares of Voting Common Stock issued or issuable upon conversion of the shares of Voting Preferred Stock), and (iii) the Board of Directors approve a Sale of the Company, specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Shareholder and the Company hereby agree:

(a) if such transaction requires shareholder approval, with respect to all Shares that such Shareholder owns or over which such Shareholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and approve, such Sale of the Company (together with any related amendment or restatement to the Restated Articles required to implement such Sale of the Company) and the related definitive agreement(s) pursuant to which the Sale of the Company is to be consummated and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Shareholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other shareholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, (i) executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, any reasonably customary release agreement in the capacity of a securityholder, termination of investment related documents, accredited investor forms, documents evidencing the removal of board designees as power of attorneys or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents and (ii) providing any information reasonably necessary for any public filings with the Securities and Exchange Commission in connection with the Sale of the Company;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; or (ii) asserting any claim or commencing, joining or participating in any way (including, without limitation, as a member of a class in any action, suit or proceeding challenging the Sale of the Company, this Agreement, consummation of the transactions contemplated in connection with the Sale of the Company or this Agreement, without limitation, (x) challenging the validity of, or seeking to enjoin the operation of, or the definitive agreement(s) with respect to such Sale of the Company or (y) alleging a breach of any fiduciary duty of the Selling Investors or any Affiliate or associate thereof, directors of the Company or the acquirer(s)

(including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the Sale of the Company or any action taken thereby with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Shareholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Shareholder in lieu thereof, against surrender of the shares of capital stock of the Company which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the shares of capital stock of the Company; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a shareholder representative (the "**Shareholder Representative**") with respect to matters affecting the Shareholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Shareholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Shareholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Shareholder Representative in connection with such Shareholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Shareholders, and (y) not to assert any claim or commence any suit against the Shareholder Representative or any other Shareholder with respect to any action or inaction taken or failed to be taken by the Shareholder Representative, within the scope of the Shareholder Representative's authority, in connection with its service as the Shareholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Shareholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Shareholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such capital securities of the Company, including, but not limited to, representations and warranties that (i) the Shareholder holds all right, title and interest in and to the capital securities of the Company such Shareholder purports to hold, free and clear of all liens and encumbrances; (ii) the obligations of the Shareholder in connection with the transaction have been duly authorized, if applicable; (iii) the documents to be entered into by the Shareholder have been duly executed by the Shareholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Shareholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Shareholder in connection with the transaction, nor the performance of the Shareholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Shareholder's organizational documents) to which the Shareholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Shareholder;

(b) such Shareholder is not required to agree (unless such Shareholder is an officer, director, or employee of the Company) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Shareholder's capacity as a shareholder of the Company;

(c) such Shareholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Shareholder may be required to agree to terminate the investment-related documents between or among such Shareholder, the Company and/or other shareholders of the Company;

(d) the Shareholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any shareholder of any of identical representations, warranties and covenants provided by all shareholders);

(e) liability shall be limited to such Shareholder's applicable share (determined based on the respective proceeds payable to each Shareholder in connection with such Proposed Sale in accordance with the provisions of the Restated Articles) of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to such Shareholder in connection with such Proposed Sale in such Person's capacity as a shareholder of the Company, except with respect to claims related to fraud by such Shareholder, the liability for which need not be limited as to such Shareholder; and

(f) Upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series; (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock; and (iv) unless waived pursuant to the terms of the Restated Articles or as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with and as defined in the Restated Articles in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(f), if the consideration to be paid in exchange for the capital securities of the Company held by the Shareholder pursuant to this Section 3.3(f) includes any securities and due receipt thereof by any Shareholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Shareholder in lieu thereof, against surrender of the capital securities of the Company held by the Shareholder, which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the capital securities of the Company held by the Shareholder.

3.4 Restrictions on Sales of Control of the Company. No Shareholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Articles in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive

treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Articles, elect to allocate the consideration differently by written notice given to the Company at least 30 days prior to the effective date of any such transaction or series of related transactions.

3.5 Effect of Sanctioned Party Status. For clarity, if any Shareholder is a Sanctioned Party, such Shareholder will not be required to take any action described in Section 3.2, and will not be entitled to receive any benefit described in Section 3.3, if such action would cause the Company or any other party to violate applicable Sanctions. The capital securities of the Company held by such Shareholders shall be disregarded for the purpose of calculating any voting threshold set forth in this Agreement.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the chief executive officer and president of the Company and the Preferred Director (each, a "**Proxyholder**"), and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the composition of the Board of Directors, votes to increase authorized shares and votes regarding any Sale of the Company, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote within five business days after request by the Company, (ii) is prohibited from voting due to Sanctions or other applicable laws, or (iii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election or removal of Persons as members of the Board of Directors determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize each Proxyholder to execute and deliver any documentation required by this Agreement on behalf of any party failing to do so within five business days after request by the Company. Each proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the capital securities of the Company and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to the capital securities of the Company, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Shareholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction; provided that no party that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended, shall have the right to enforce against any Shareholder any provisions of this Agreement that (a) requires a Shareholder

to vote for or against any matter or (b) restricts or conditions the ability of a Shareholder to transfer its capital securities of the Company. Each party to this Agreement agrees to use commercially reasonable efforts to cooperate in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" and Sanctioned Party Matters.

5.1 Definitions. For purposes of this Agreement:

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act or any event which results in a director designee becoming a Sanctioned Party.

(d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties and (ii) no Disqualification Event is applicable to such Person, any member of the Board of Directors designated by such Person pursuant to this Agreement or, to such Person's knowledge, any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the

designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board of Directors and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1.2, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Shareholders in accordance with the Restated Articles, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, in each case, agreeing to be bound by and subject to the terms of this Agreement as an "**Investor**" and "**Shareholder**" hereunder. Each such Person shall thereafter be deemed an "**Investor**" and "**Shareholder**" for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock or options or warrants to purchase shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 7.1(a) above), then the Company shall require such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, in each case, agreeing to be bound by and subject to the terms of this Agreement as a "**Shareholder**" and, if applicable, a "**Key Holder**." Each such Person shall thereafter be deemed a "**Shareholder**" and, if applicable, a "**Key Holder**" for all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any capital securities of the Company subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page in this Agreement, agreeing to be bound by and subject to the terms of this Agreement in the same capacity as the transferor. Upon the execution and delivery of a counterpart signature page to this Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an "**Investor**" and "**Shareholder**," or "**Key Holder**" and "**Shareholder**," as applicable. The Company shall not permit the transfer of the capital securities of the Company subject to this Agreement on its books or issue a new certificate representing any such capital securities of the Company unless and until such

transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the capital securities of the Company subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however, that the rights to designate members of the Board of Directors in Sections 1.2(a) and (b) are nontransferable (and shall not be binding upon or inure to the benefit of successors and assigns) other than pursuant to an amendment effected in accordance with Section 7.8 below. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Illinois, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Illinois.

7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their email address and address as set forth on the signature pages to this Agreement, or (as to the Company) to the principal office of the Company, or, in any case, to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to WilliamsMcCarthy LLP, 120 W. State St. #400, Rockford, Illinois, 61101 Attention: Daniel A. Huntley, Email: dhuntley@wilmac.com. If notice is given to the Investor, a copy (which copy shall not constitute notice) shall also be sent to Vedder Price P.C., 222 North LaSalle Street, Chicago, Illinois 60601, Attention: Guy E. Snyder, Email: gsnyder@vedderprice.com.

(b) Consent to Electronic Notice. Each Shareholder consents to the delivery of any shareholder notice pursuant to the Business Corporation Act of the State of Illinois (the "**BCA**"), as amended or superseded from time to time, by electronic mail pursuant to the applicable provisions of the BCA (or any successor thereto) at the electronic mail address set forth below such Shareholder's name on the signature pages hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable

for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Shareholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders; (c) the holders holding a majority of the shares of Voting Common Stock issued or issuable upon conversion of the shares of Voting Preferred Stock held by the Investors (voting together as a single class); and (d) the holders holding a majority of the shares of Voting Preferred Stock held by the Investors (voting together as a single class); provided that Shares held by a Sanctioned Party shall be disregarded for the purpose of the calculating the percentages set forth in this section. Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor;

(b) the provisions of Section 1.2(a) and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of Oak View for so long as Oak View continues to have rights pursuant to Section 1.2(a);

(c) the provisions of Section 1.2(b) and this Section 7.8(c) may not be amended, modified, terminated or waived without the written consent of the majority of the holders of record of the shares of Voting Common Stock and Voting Preferred Stock, exclusively and voting together as a single class on an as-converted to Voting Common Stock basis;

(d) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto; and

(e) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Shareholders entitled to vote for such action circulated by the Company and executed by the Shareholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a

waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Articles and other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any capital securities of the Company issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments, or book entry evidencing the capital securities of the Company issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such capital securities of the Company upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the capital securities of the Company to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Dividends and Recapitalizations. In the event of any issuance of capital securities of the Company or the voting securities of the Company hereafter to any of the Shareholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such capital securities of the Company shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further

instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution.

(a) The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts located in the County of Cook in the State of Illinois for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state and federal courts located in the County of Cook in the State of Illinois, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the state and federal courts located in the County of Cook in the State of Illinois having subject matter jurisdiction.

(c) WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17 Costs of Enforcement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.18 Aggregation of Stock. All capital securities of the Company held or acquired by a Shareholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY: Fire Department Coffee, Inc.

By: ______________________________
Name: Luke Schneider
Title: CEO & President
Address: 811 W. Riverside Blvd.
Rockford, IL 61103
Email: luke@firedeptcoffee.com

INVESTOR: OAK VIEW LP

By: ______________________________
Name: ______________________________
Title: ______________________________
Address: ______________________________
____
____
Email: ______________________________

KEY HOLDERS: LUKE SCHNEIDER

____
Address: c/o Fire Department Coffee
811 W. Riverside Blvd.
Rockford, IL 61103

Email: luke@firedeptcoffee.com

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY: Fire Department Coffee, Inc.

By: Luke Schneider (Feb 8, 2024 14:22 CST) ____________________
Name: Luke Schneider
Title: CEO & President
Address: 811 W. Riverside Blvd.
Rockford, IL 61103
Email: luke@firedeptcoffee.com

INVESTOR: OAK VIEW LP

By: Matthew Twenty Five LLC, its General Partner

By: ____________________
Name: Phil Triolo
Title: President
Address: 2700 International Drive, Suite 304
West Chicago, Illinois 60185
Email: ptriolo@matthew25.com

KEY HOLDERS: LUKE SCHNEIDER

Luke Schneider (Feb 8, 2024 14:22 CST) ____________________
Address: c/o Fire Department Coffee
811 W. Riverside Blvd.
Rockford, IL 61103
Email: luke@firedeptcoffee.com

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY: Fire Department Coffee, Inc.

By: ______________________________
Name: Luke Schneider
Title: CEO & President
Address: 811 W. Riverside Blvd.
Rockford, IL 61103
Email: luke@firedeptcoffee.com

INVESTOR: OAK VIEW LP

By: Matthew Twenty Five LLC, its General Partner

By: ______________________________
Name: Phil Triolo
Title: President
Address: 2700 International Drive, Suite 304
West Chicago, Illinois 60185
Email: ptriolo@matthew25.com

KEY HOLDERS: LUKE SCHNEIDER

____
Address: c/o Fire Department Coffee
811 W. Riverside Blvd.
Rockford, IL 61103
Email: luke@firedeptcoffee.com

SCHEDULE A

KEY HOLDERS

Luke Schneider
Address: c/o Fire Department Coffee
811 W. Riverside Blvd.
Rockford, IL 61103
Phone Number: 847-271-9053
Email: luke@firedeptcoffee.com

EXHIBIT G TO FORM C

TTW Materials



VETERAN OWNED

Hello Brad,

We appreciate your support at Fire Department Coffee. Since launching in 2016, we've made major strides towards giving back to the first responder community and providing premium coffee to the world – and we couldn't do it without you.

Our next big adventure is about to begin. Stay on the lookout as we will launch an investment opportunity at Fire Department Coffee today at 6:00 PM (CT). Supporters who invest within the first 24 hours will have access to exclusive bonus shares.

Stay tuned for more information about this exciting offer and a chance to join our growing community!

Sincerely,

Luke Schneider (Founder / CEO)
Jason Patton (Vice President)
Fire Dept. Coffee



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



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